As filed with the Securities and Exchange Commission on November 3, 2003

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PUMATECH, INC.

(Exact name of registrant as specified in its charter)

Delaware	77-0349154
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

2550 North First Street, San Jose, California 95131

(408) 321-7650

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Woodson Hobbs

President and Chief Executive Officer

Pumatech, Inc.

2550 North First Street, San Jose, California 95131 (408) 321-7650

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

COPIES TO:

Elias J. Blawie

Thomas Tobiason

Heller Ehrman White & McAuliffe LLP

2775 Sand Hill Road

Menlo Park, CA 94025

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registrations statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Calculation of Registration Fee

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price	Amount of registration fee

Common Stock, par value $0.001 (3)	1,093,676	$6.85	$7,491,681	$607

(1)	This registration statement shall cover any additional shares of our common stock which become issuable by reason of any stock dividend, stock split, recapitalization or any other similar transaction effected without the receipt of consideration that results in an increase in the number of shares of our outstanding common stock.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based upon the average of the high and low prices of the Common Stock as reported on the Nasdaq National Market on October 31, 2003.

(3)	This registration statement also relates to rights to purchase shares of the registrant’s Series A Participating Preferred Stock (the “Rights”) which are attached to all shares of common stock. Until the occurrence of certain prescribed events, the Rights are not exercisable, are evidenced by the certificates for common stock and will be transferable along with and only with the common stock. The value attributable to the Rights, if any, is reflected in the value of the common stock.

The Company hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement contains a prospectus relating to a public offering of an aggregate of 1,093,676 shares of our common stock that are owned by Spontaneous Technology, Inc., a Nevada corporation (“Spontec”). We issued these shares in connection with our purchase of substantially all of the assets of Spontec which was completed on September 17, 2003. The complete prospectus for this offering follows immediately.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated November 3, 2003

PROSPECTUS

PUMATECH, INC.

1,093,676 shares of Common Stock

THE SELLING STOCKHOLDERS:	The selling stockholders identified on page 16 of this prospectus are selling 1,093,676 shares of our common stock. We are not selling any shares of our common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders.

OFFERING PRICE:	The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. The selling stockholders may be deemed to be “underwriters,” as such term is defined in the Securities Act of 1933, as amended. We provide more information about how they may sell their shares in the section titled “Plan of Distribution” on page 17.

TRADING MARKET:	Our common stock is listed on the Nasdaq National Market under the symbol “PUMA.” On October 31, 2003, the closing sale price of our common stock, as reported on the Nasdaq National Market, was $6.99.

RISKS:	INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “ RISK FACTORS” BEGINNING ON PAGE 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                           , 2003.

WE HAVE NOT AUTHORIZED ANY DEALER, SALES PERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS PROSPECTUS IS NOT AN OFFER OF THESE SECURITIES IN ANY STATE WHERE AN OFFER IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS CURRENT AS OF NOVEMBER [    ], 2003. YOU SHOULD NOT ASSUME THAT THIS PROSPECTUS IS ACCURATE AS OF ANY OTHER DATE.

-i-

PROSPECTUS SUMMARY

The following is a summary of our business. You should carefully read the section entitled “Risk Factors” in this prospectus and our Annual Report on Form 10-K for the year ended July 31, 2003 for more information on our business and the risks involved in investing in our stock.

In addition to the historical information contained in this prospectus, this prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934. These statements may be identified by the use of words such as “expects,” “anticipates,” “intends,” “plans” and similar expressions. The outcome of the events described in these forward-looking statements is subject to risks and actual results could differ materially. The sections entitled “Risk Factors” beginning on page 1 of this prospectus, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” in our Annual Report and Quarterly Reports contain a discussion of some of the factors that could contribute to those differences.

PUMATECH, INC.

Overview

Pumatech, Inc. develops, markets and supports synchronization, mobile-application development, and mobile-application management/device management software that enables consumers, business professionals and information technology (IT) officers to extend the capabilities of enterprise groupware and vertical applications, handheld organizers/computers, Web-enabled cellular phones, pagers and other wireless or wireline personal communications platforms.

We are a Delaware corporation. Our principal executive offices are located at 2550 North First Street, Suite 500, San Jose, California 95131. Our telephone number at that location is (408) 321-7650 and our website is located at www.pumatech.com. Information contained in our website does not constitute part of this prospectus. References in the prospectus to “we,” “our,” “us,” the “Company” and “Pumatech” refer to Pumatech, Inc., a Delaware corporation.

Acquisition of Assets from Spontaneous Technology.

On September 17, 2003, we acquired substantially all of the assets of Spontaneous Technology, Inc. (“Spontec”). Spontec was incorporated in Nevada in October 1998 and is engaged in the business of developing software for the secure enablement of enterprise applications to wireless devices.

RISK FACTORS

An investment in our common stock involves significant risks. You should carefully consider the risks and uncertainties described below and the other information in or incorporated by reference into this prospectus including our financial statements before deciding whether to buy shares of our common stock. The risks and uncertainties described below are intended to be the ones that are specific to our company or industry and that we deem to be material, but are not the only ones that we face. The trading price of our common stock could decline due to any of these and other risks and uncertainties, and you could lose part or all of your investment.

We have historically incurred losses and these losses may continue in the future. We may not be able to sustain consistent future revenue growth on a quarterly or annual basis, or achieve or maintain profitability.

We have not been profitable since fiscal 1998. Although we have reported sequential revenue growth over the last four quarters, we cannot be certain that this growth will continue at the same rate, or that our revenues will not decline in the future. We have experienced losses of $7.7 million, $34.5 million and $41.8 million for fiscal 2003, 2002 and 2001, respectively. At July 31, 2003, we had an accumulated deficit of $121.7 million. To become profitable and sustain profitability, we will need to generate additional revenues to offset our expenses. We may not achieve or sustain our revenue or profit goals and our losses may continue in the future. Because the synchronization market is new and evolving, we cannot accurately predict either the future growth rate, if any, or the ultimate size of the market for our products and services. For example, while the market for smartphones and other wireless mobile devices has experienced growth recently, the market for traditional personal data assistants (PDA) has declined. This decline in traditional PDA sales had a direct impact on sales of our Intellisync products through the retail and online channels, where sales of our synchronization software typically occur at the same time a PDA is purchased, or shortly thereafter. This decline has had a negative impact on our revenues and we expect that the decline in this market may continue. The increase in demand for smartphones and other such devices may not offset the decline in traditional PDA sales. If we cannot achieve profitability or positive cash flows from operating activities, we may be unable to meet our working capital and other payment obligations, which would have a material adverse effect on our business, financial condition and results of operations and the price of our common stock.

Our quarterly revenues and operating results are subject to significant fluctuations, and our stock price may decline if we do not meet the expectations of investors and analysts.

Our quarterly revenues and operating results are difficult to predict and have and may in the future fluctuate significantly from quarter to quarter due to a number of factors, many of which are outside our control. These factors include, but are not limited to:

•	a decline in the market for traditional personal data assistants;

•	our need to realize our goals with respect to recent and potential future acquisitions;

•	our need and ability to generate and manage growth;

•	rapid evolution of technology;

•	our evolving business model;

•	our reliance on international sales and growth

•	our ability to penetrate the European market;

•	a decline in gross margins;

•	the seasonal nature of the market;

•	changes in the market for synchronization;

•	introduction of new products and services by us or our competitors;

•	changes in our mix of sources of revenues;

•	the long-term effect of our reduction in operating expenses;

•	entrenched and substantial competition; and

•	continued difficult political and economic conditions.

Additionally, we generally derive our technology licensing revenues from multi-year contracts with customers that frequently include license fees, professional services fees, royalty payments and maintenance. We typically earn both the license fees and the professional services in the initial one or two quarters subsequent to the signing of a contract. We periodically have large professional services implementations that individually contribute as much as 5% or more to quarterly revenue. Combined with related license revenues, total revenue from individual customers in the initial quarters of a contract may exceed the revenues we earn during subsequent periods covered by the contract. To the extent that we do not secure additional contracts with the same customer or secure comparably sized commitments from other customers, we may not be able to achieve our revenue forecasts for future quarters.

There can be no assurance that we will generate sufficient revenue to meet expenses or to operate profitably in the future. Our losses today and the risk of future losses present significant risks to our stockholders. If we cannot achieve profitability or positive cash flows from operating activities, we may be unable to meet our working capital and other payment obligations, which would have a material adverse effect on our business, financial condition and results of operations and the price of our common stock.

Our market changes rapidly due to evolution in technology and industry standards. If we do not adapt to meet the sophisticated needs of our customers, our business and prospects will suffer.

The market for our products and services is characterized by rapidly changing technology, evolving industry standards and frequent new product and service introductions. The traditional personal data assistant market, appears to be declining and may continue to do so, just as sales in competing markets, such as smartphones and other multi-function mobile phones may be increasing. Our future success will depend to a substantial degree on our ability to offer products and services that adapt to these changing markets, incorporate leading technology, address the increasingly sophisticated and varied needs of our current and prospective customers and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. Our rapidly evolving market makes it more likely that:

•	our technology or products may become obsolete upon the introduction of alternative technologies;

•	we may not have sufficient resources to develop or acquire new technologies or to introduce new products or services capable of competing with future technologies or service offerings; and

•	we may not be able to respond effectively to the technological requirements of the changing market.

To the extent we determine that new technologies and equipment are required to remain competitive, the development, acquisition and implementation of these technologies and equipment are likely to continue to require significant capital investment by us. Moreover, there can be no assurances that we can develop, market and deliver new products and technology on a timely basis. Sufficient capital may not be available for this purpose in the future, and even if it is available, investments in new technologies may not result in commercially viable technological processes and there may not be commercial applications for such technologies. If we do not develop, acquire and introduce new products and services and achieve market acceptance in a timely manner, our business and prospects may suffer.

Our recent and planned future acquisitions could require significant management attention and prove difficult to integrate with our business, which could distract our management, disrupt our business, dilute stockholder value and adversely affect our operating results.

As part of our strategy, we intend to continue to make investments in complementary companies, products or technologies. We recently acquired Starfish Software, Inc. (in March 2003) and substantially all of the assets of Loudfire, Inc. (in July 2003) and Spontaneous Technology, Inc. (in September 2003). We have also recently announced our intention to acquire Synchrologic, Inc. We may not realize benefits from any of these acquisitions, or from any acquisition we may have in the future. If we fail to integrate successfully our past and future acquisitions, or the technologies associated with such acquisitions, into our company, the revenue and operating results of the combined company could decline. Any integration process will require significant time and resources, and we may not be able to manage the process successfully. If our customers are uncertain about our ability to operate on a combined basis, they could delay or cancel orders for our products. We may not successfully be able to evaluate or utilize the acquired technology and accurately forecast the financial impact of an acquisition transaction, including accounting charges. Acquisitions involve a number of difficulties and risks to our business, including, but not limited to, the following:

•	potential adverse effects on our operating results;

•	failure to integrate acquired technologies with our existing products and technologies;

•	failure to integrate management information systems, personnel, research and development and marketing, sales and support operations;

•	potential loss of key employees from the acquired company;

•	diversion of management’s attention from other business concerns;

•	disruption of our ongoing business;

•	potential loss of the acquired company’s customers;

•	failure to realize the potential financial or strategic benefits of the acquisition;

•	failure to develop further the acquired company’s technology successfully, resulting in the impairment of amounts capitalized as intangible assets;

•	unanticipated costs and liabilities;

•	incur amortization expenses related to intangible assets (other than goodwill); and

•	incur impairment charges under Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

Further, we have issued common stock and paid cash for recent acquisitions and may have to pay cash, incur debt or issue equity securities to pay for any future acquisition, each of which could affect the market price of our common stock. The sale of additional equity or convertible debt could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

If we are unable to consummate the acquisition of Synchrologic or to make additional future acquisitions of mobile computing-related technology companies, we may be unable to compete successfully in the enterprise synchronization market.

Our business strategy is dependent upon making additional acquisitions of mobile computing-related technology companies. For example, our planned acquisition of Synchrologic is intended to be an important addition to our technological ability to serve enterprise customers. Future acquisition candidates may be few in number and may attract offers from companies with greater financial resources than us. We can provide no assurance that we will be able to locate other suitable acquisition targets or that we will be able to complete additional acquisitions. If we are unable to acquire Synchrologic and make additional future acquisitions of mobile computing-related technology companies or build similar technologies in-house, we may be unable to implement our business plan and our ability to compete in the enterprise synchronization market may be adversely affected.

Our investment in goodwill and other intangibles resulting from our acquisitions could become impaired.

As of July 31, 2003, our goodwill and other intangibles amounted to $5,500,000, net of accumulated amortization and reflective of newly acquired intangibles from Starfish and Loudfire. We ceased to amortize our existing goodwill upon our adoption of SFAS No. 142 in the beginning of fiscal 2003. We will amortize approximately $781,000, $739,000, $666,000 and $548,000 of other intangibles in fiscal 2004, 2005, 2006 and 2007, respectively, based on the acquisitions completed as of July 31, 2003. We expect, however, that amortization expense will increase significantly as a result of the acquisition of various intangibles from Spontaneous Technology and the pending acquisition of Synchrologic in fiscal 2004. To the extent we do not generate sufficient cash flows to recover the net amount of any investment in goodwill and other intangibles recorded, the investment could be considered impaired and subject to earlier write-off. These impairments of goodwill or other intangible assets could have a negative impact on our results of operations in any given period.

Our business was harmed by the recent slowdown in the economy generally and in the information technology sector in particular. As a result, we have reduced our total operating expenses to a lower level in fiscal 2003 compared with those in fiscal 2002. Continued or worsened conditions may directly harm our business and could result in additional actions to reduce operating expenses, which could harm our business and future prospects further.

Our revenue declined sequentially in the six quarters before the first quarter of fiscal 2003, largely as a result of recent unfavorable economic conditions that caused our customers to delay, decrease or cancel corporate information technology spending. The sales of our products and services is largely dependent on the state of the general economy and upon the condition of the mobile computing-synchronization markets. We may be unable to offset the harm caused by continued or increasing weakness in demand with additional reductions in operating expenses without significantly harming our business.

Our success and ability to compete depends upon our ability to secure and protect patents, trademarks and other proprietary rights.

Our success depends on our ability to protect our proprietary rights to the technologies used in our products and services. In the event that a third party breaches the confidentiality provisions or other obligations in one or more of our agreements or misappropriates or infringes on our intellectual property or the intellectual property licensed to us by third parties, our business would be seriously harmed. To protect our proprietary rights, we rely on a combination of trade secrets, confidentiality and other contractual provisions and agreements, and patent, copyright and trademark laws, which afford us only limited protection. Third parties may independently discover or invent competing technologies or reverse engineer our trade secrets, software or other technology. Furthermore, laws in some countries may not protect our proprietary rights to the same extent as the laws of the United States. Therefore, the measures we take to protect our proprietary rights may not be adequate.

Despite our efforts to protect our proprietary rights and technologies, unauthorized parties may attempt to copy aspects of our products or to obtain and use trade secrets or other information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem. Embedded software products, like those we offer, can be especially susceptible to software piracy.

We are and may in the future be subject to litigation that could result in significant costs to us.

Litigation has been and may in the future be necessary to enforce our proprietary rights or to protect our trade secrets or trademarks. These legal proceedings may also divert our management’s attention from growing our business. Failure to enforce and protect our intellectual property successfully would substantially harm our business.

For instance, on April 19, 2002, we filed a patent infringement suit against Extended Systems, Inc. in the United States District Court for the Northern District of California. In this suit, we allege that Extended System’s server and desktop products infringe on eight of our synchronization-related patents. We are seeking an injunction against future sales of infringing server and desktop products, as well as monetary damages for past sales of the infringing products, of Extended Systems. Extended Systems has denied our charges, raised a number of affirmative defenses to our claims, and requested a declaration from the Court that our eight patents are invalid and not infringed. Litigation is inherently uncertain, and we may not prevail in our claims or defenses. In addition, our litigation against Extended Systems is expensive and time-consuming, and management has been and may in the future be required to spend significant time in the defense of the suit. We incurred approximately $1,200,000 of legal costs relating to all litigation including against Extended Systems during fiscal 2003 and believe that we will continue to incur significant amount of legal costs during fiscal 2004 as a result of any on-going litigation. Extended Systems has no claims or counterclaims against us in this case. However, if we do not prevail in our claims, we might be forced to accept an unfavorable settlement or judgment which could require us to pay a substantial amount of Extended Systems’ legal fees in settlement or upon the determination of these claims. An unfavorable settlement or judgment could also materially harm our ability to use existing intellectual property and severely harm our business as a result.

On December 5, 2002, we filed a patent infringement suit against Synchrologic, Inc. in the United States District Court for the Northern District of California, alleging that Synchrologic’s server and desktop products infringe six of our synchronization-related patents. On September 14, 2003, we entered into a definitive agreement to acquire Synchrologic. Upon the execution of the definitive agreement, we and Synchrologic agreed to dismiss the litigation with prejudice as of September 17, 2003, thereby permanently ending this specific suit.

In order to protect our proprietary rights in the future, we may decide to sue additional parties. Any litigation, whether brought by or against us, could cause us to incur significant expenses and could divert a large amount of management time and effort. A claim by us against a third party could, in turn, cause a counterclaim by the third party against us, which could impair our intellectual property rights and harm our business.

If we are forced to defend against third-party infringement claims, whether they are with or without merit or are determined in our favor, we could face expensive and time-consuming litigation, which could distract technical and management personnel, or result in product shipment delays. If an infringement claim is determined against us, we may be required to pay monetary damages or ongoing royalties. Further, as a result of infringement claims either against us or against those who license technology to or from us, we may be required to develop non-infringing intellectual property or enter into costly royalty or licensing agreements. Such royalty or licensing agreements, if required, may be unavailable on terms that are acceptable to us, or at all. If a third party successfully asserts an infringement claim against us and we are required to pay monetary damages or royalties or we are unable to develop suitable non-infringing alternatives or license the infringed or similar intellectual property on reasonable terms on a timely basis, it could significantly harm our business.

If our intellectual property were to be found to be infringing or otherwise invalid, our business would be harmed.

Our business is heavily dependent on our intellectual property. Our patents are an especially important part of our intellectual property and our business. Third parties may assert infringement or unfair competition claims against us. In the past, we have received notices from third parties alleging that our product offerings infringe proprietary rights held by them. We have also received a notice from a customer to which we may have indemnification obligations under some circumstances, informing us that it had received a notice from a third party alleging that the customer’s product infringes the third party’s proprietary rights. We or our customers may receive other similar notices from third parties in the future. We cannot predict whether third parties will assert claims of infringement against us, or whether any past, present or future claims will prevent us from offering products or operating our business as planned.

Due to the inherently uncertain nature of intellectual property protection and the extremely competitive area in which we operate our business, it is possible that some or all of our intellectual property could be found to be infringing on the intellectual property of others or that our patents could be determined to be invalid in the future, despite our efforts to ensure otherwise. Should some or all of our intellectual property be found to be infringing on the intellectual property of others, our business would be severely harmed because we would not be able to sell our products and we may incur fees, expenses or be forced to pay damage awards. In addition, our business would be harmed if our patents were determined to be invalid.

We face fierce competition in the market for mobile computing synchronization products and services, which could reduce our market share and revenues.

Our market contains few substantial barriers to entry. We believe we will face additional competition from existing competitors and new market entrants in the future. We currently face direct competition with respect to our Intellisync, Enterprise Intellisync, Synchrologic Mobile Suite, Intellisync goAnywhere, Satellite Forms, Intellisync: Phone Edition, TrueSync and Spontaneous Technology’s secure Virtual Private Network (sVPN) products. Intellisync retail and enterprise products face competition from Sybase Inc.’s iAnywhere, Chapura, Inc.’s Pocket

Mirror, Common Time’s Cadenza mNotes, Extended Systems, Inc.’s OneBridge Mobile Groupware, IBM Corporation’s Lotus Software EasySync Pro, Microsoft, Inc’s ActiveSync, Palm Desktop from Palm and others. Satellite Forms faces competition from Adobe Systems, Inc., Aligo, Inc., AppForge, Inc., Covigo, Inc., iConverse, Inc., Metrowerks Code Warrior, mPortal, Inc., Pencel Corporation, Pendragon Software Corporation, Penright Corporation’s MobileBuilder and others. Our server-based Mobile Suite software faces competition from Aether Systems, CommonTime, Extended Systems, FusionOne, Inc., InfoSpace, Inc., Infowave Software, JP Mobile, Inc., Microsoft, Openwave, Inc., Sybase, Inc., Synchrologic, Inc. (up until the closing date of the planned acquisition), Wireless Knowledge, Inc., XcelleNet, Inc. and others. Intellisync goAnywhere technology competes with offerings from Symantec Corporation (pcAnywhere) and Expertcity, Inc. (GoToMyPC) and others. Our Intellisync: Phone Edition faces competition from FutureDial, Inc.’s SnapSync and Susteen, Inc.’s DataPilot and others. In addition to direct competitors like these, we face indirect competition from existing and potential customers that may provide internally developed solutions to each of our technology licensing components. TrueSync and sVPN face competition from Visto Corporation, Seven Networks, Inc. and others.

In addition to direct competition noted above, we face indirect competition from existing and potential customers that may provide internally developed solutions for each of our technology licensing components. As a result, we must educate prospective customers as to the advantage of our products compared to internally developed solutions. We currently face limited direct competition from major applications and operating systems software vendors who may in the future choose to incorporate data synchronization functionality into their operating systems software, thereby potentially reducing the need for original equipment manufacturers to include our products in their notebook and desktop personal computers. For example, Microsoft’s inclusion of certain features permitting data synchronization between computers utilizing the Windows 98, Windows 2000, Windows Me, Windows NT or Windows XP operating system may have the effect of reducing revenue from our software if users of these operating systems perceive that their data synchronization needs are adequately met by Microsoft.

Many of our competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than we do. Our larger competitors may be able to provide customers with additional benefits in connection with their products and costs, including reduced communications costs. As a result, these companies may be able to price their products and services more competitively than we can and respond more quickly to new or emerging technologies and changes in customer requirements. If we are unable to compete successfully against our current or future competitors, we may lose market share, and our business and prospects would suffer.

Our business and prospects depend on, to a significant degree, demand for wireless and other mobile computing devices.

The use of wireless and other mobile computing devices for retrieving, sharing and transferring information among businesses, consumers, suppliers and partners has begun to develop only in recent years. Our success will depend in large part on continued growth in the use of wireless and other mobile computing devices including personal data assistants, handheld computers, smart phones, pagers and other mobile devices. In addition, our markets face critical unresolved issues concerning the commercial use of wireless and other mobile computing devices, including security, reliability, cost, ease of access and use, quality of service, regulatory initiatives and necessary increases in bandwidth availability. Demand for, and market acceptance of, wireless and other mobile computing devices which require our products and services are subject to a high level of uncertainty and are dependent on a number of factors, including:

•	the growth in access to, and market acceptance of, new interactive technologies;

•	growth in sales of handheld devices, smart phones and other mobile computing devices, supported by our software and growth in wireless network capabilities to match end-user demand and requirements;

•	emergence of a viable and sustainable market for wireless and mobile computing services;

•	our product and service differentiation and quality;

•	the development of technologies that facilitate interactive communication between organizations;

•	increases in bandwidth for data transmission;

•	our distribution and pricing strategies as compared with those of our competitors;

•	the effectiveness of our marketing strategy and efforts;

•	our industry reputation; and

•	general industry and economic conditions such as slowdowns in the computer or software markets or the economy in general.

If the market for wireless and other mobile computing devices as a commercial or business medium does not develop, or develops more slowly than expected, our business, results of operations and financial condition will be seriously harmed.

Even if the wireless and mobile computing services market does develop, our products and services may not achieve widespread market acceptance. If our target customers do not adopt, purchase and successfully deploy our other current and planned products and services, our revenue will not grow significantly and our business, results of operations and financial condition will be seriously harmed.

If we fail to maintain our existing relationships or enter into new relationships with original equipment manufacturers, business development organizations and sales distribution channels, our brand awareness, the sales of our products and use of our services would suffer.

Our product and service offerings depend, in large part, on our ability to develop and maintain relationships with original equipment manufacturers and business development organizations that help distribute our products and promote our services. We depend on these relationships to:

•	distribute our products to purchasers of mobile devices;

•	increase the use of our technology licensing components;

•	build brand awareness through product marketing; and

•	market our products and services cooperatively.

If the products that these equipment manufacturers or business development organizations sell, or the operating systems upon which these products are based, were to lose popularity, or if any of these companies cease to use our product and service offerings in significant volumes, our product sales would decline and our business would suffer.

We have developed with sales distribution channels and other resellers that allow us to offer our products and services to a much larger customer base than we would otherwise be able to reach through our own direct sales and marketing efforts. Ingram Micro US is our largest distributor and accounted for 10%, 17% and 14% of our total revenue during fiscal 2003, 2002 and 2001, respectively. There are also a significant number of our customers that purchase our products and services through other resellers, and we anticipate they will continue to do so as we expand our product offerings. Because we often sell indirectly through these sales distribution channels and resellers, we cannot control our relationships with end customers. This may diminish our ability to sell our products and services directly to our customers. Our sales, therefore, could also be negatively affected by disruptions in our relationships with resellers or disruptions in the relationships between our resellers and customers. Resellers may also choose not to emphasize our products to their customers. Any of these occurrences could diminish the effectiveness of our distribution channel and lead to decreased sales.

We are dependent on our international operations for a significant portion of our revenues.

International revenue, primarily from customers based in Japan and Europe, accounted for 36%, 31% and 26% of our revenue in fiscal 2003, 2002 and 2001, respectively. The increase in our international annual revenues from fiscal 2002 to fiscal 2003 accounted for 92% of our total annual revenue increase for fiscal 2003. In the future, we may further expand our international presence. As we continue to expand internationally, we are increasingly subject to risks of doing business internationally, including:

•	longer payment cycles and problems in collecting accounts receivable;

•	seasonal reductions in business activity during the summer months in Europe and certain other parts of the world;

•	unexpected changes in regulatory requirements and tariffs;

•	export controls relating to encryption technology and other export restrictions;

•	reduced protection for intellectual property rights in some countries;

•	political and economic instability, including continuing military conflicts in the Middle East and potential health epidemics;

•	difficulties in staffing and managing international operations;

•	fluctuations in currency exchange rates, which we do not hedge against;

•	potentially adverse tax consequences;

•	nonrefundable withholding taxes on royalty income from customers in certain countries, such as Japan and Taiwan;

•	an adverse effect on our provision for income taxes based on the amount and mix of income from international customers; and

•	exposure to risk of non-payment by customers in other countries with highly inflationary economies.

Our international sales growth will be limited if we, in the future, are unable to expand international sales channel management and support, customize products for local markets, and develop relationships with international service providers, distributors and device manufacturers. Even if we are able to expand international operations successfully, we cannot be certain that we will succeed in maintaining or expanding international market demand for our products.

Geographical expansion and growth, including the establishment of new sales or engineering operations, may negatively affect our engineering operations and cause us to incur significant additional costs and expenses.

We recently established an engineering facility in Sofia, Bulgaria and in the future we may further expand our engineering or sales operations to other geographical areas within the United States and internationally. Our expansion may cause us to incur various costs and expenses, and may place a significant strain upon our operating and financial systems and resources that could materially adversely affect our financial results following such an expansion. We also face significant business risks related to the difficulty in assimilating new operations and the diversion of management’s attention from other business. Additionally, if we fail to align employee skills and populations with revenue and market requirements, it may have a material adverse impact on our business and operating results. Moreover, these newly established operations may not contribute significantly to our sales or earnings.

We may become dependent upon engineers and other development partners located in other countries.

We established a global software development program to assist us in the implementation of custom software and other technology applications. We have shifted the composition of our engineering team to include several international software development partners, the largest of which is Romania-based SoftVision, Inc. Our future engineering development efforts may depend on our ability to maintain strategic relationships with these international partners. Our business relationships often consist of cooperative engineering programs, joint business seminars and cooperation in product development. Many of these relationships may not be contractual and may depend on the continued voluntary cooperation. Divergence in strategy or change in focus by any of our partners may interfere with our ability to develop and support our products, which in turn could harm our business. Further, if our partners enter into strategic alliances with other companies, they could reduce their support of our products. We may jeopardize our existing relationships if we enter into alliances with competitors of our strategic partners. One or more of our partners may use the information they gain from their relationship with us to develop competing products. In addition, our operations could be adversely affected if any of these international partners is affected by volatile economic, political or military conditions in its country or by various restrictions imposed by its country regarding the transfer of technology, the mobile computing industry and business in general.

We are exposed to the risk of product returns and rotations from our distributors and value-added resellers, which are estimated and recorded by us as a reduction in sales.

Although we attempt to monitor and manage the volume of our sales to distributors and resellers, overstocking by our distributors and resellers or changes in their inventory level policies or practices may require us to accept returns above historical levels. In addition, the risk of product returns may increase if the demand for new products we introduce is lower than what we anticipate at the time of introduction. Although we believe that we provide an adequate allowance for sales returns, actual sales returns could exceed our estimated recorded allowance. Any product returns in excess of recorded allowances could result in a material adverse effect on net revenues and operating results. As we introduce more products, timing of sales to end users and returns to us of unsold products by distributors and resellers become more difficult to predict and could result in material fluctuations in quarterly operating results.

If we are unable to provide satisfactory and high quality services through our professional services group, customer satisfaction and demand for our products will suffer.

Many of our customers have been successful in implementing our various technology initiatives without further provision of technical service. However, we believe that building strong relationships with our customers, as well as future growth in our product sales, depends on our ability to provide our customers with professional services, including customer support, training, consulting and initial implementation and deployment of our products when necessary. We have an in-house professional services group and use international software development partners with a workforce that can perform these tasks and that also educates third-party systems integrators in the use of our products so that these systems integrators can provide these services to our customers. If we are unable to develop sufficient relationships with third-party systems integrators and other customers, unable to complete product implementations in a timely manner, or unable to provide customers with satisfactory and quality support, consulting, maintenance and other services, we could face customer dissatisfaction, damage to our reputation, decreased overall demand for our products and loss of revenue.

Future sales of our common stock, including the shares we intend to offer in connection with our proposed acquisition of Synchrologic, may depress our stock price.

If our current stockholders sell substantial amounts of common stock in the public market, the market price of our common stock could fall. In addition, these sales of common stock could impede our ability to raise funds at an advantageous price, or at all, through the sale of securities. We have recently issued shares of our common stock in connection with our acquisitions of the assets of Loudfire and Spontaneous Technology, and we intend to issue additional shares of our common stock in our proposed merger with Synchrologic.

As of September 30, 2003, we had approximately 49,648,504 shares of common stock outstanding. Assuming that that the maximum number of shares and options are issued and registered by us in connection with all of our recent acquisitions and our planned acquisition of Synchrologic, and assuming that all options to purchase common stock issuable under our stock plans are issued, an aggregate of approximately 28,432,000 additional shares of our common stock will become issued or issuable and freely tradeable within approximately 9 months following the closing of the proposed acquisition of Synchrologic, and an aggregate of 1,227,000 additional shares of our common stock will become issued or issuable and freely tradeable by the end of the 18 month period following such closing. Based on these assumptions, the following is an approximate list of the shares that could become freely tradeable and sold in the public market as a result of option exercises or stock issuances in connection with acquisitions during the first 9 months following the proposed acquisition:

•	3,643,000 shares immediately upon exercise of outstanding option grants;

•	1,121,000 additional shares on or about the effective date of the registration statements for the shares issuable in connection with the Spontaneous Technology and Loudfire transactions;

•	3,786,000 additional shares on or about the closing of the proposed Synchrologic acquisition;

•	2,000,000 additional shares in each of the first 8 months following the closing of the proposed acquisition, such that an aggregate of approximately 16 million additional shares would become freely tradeable in the 8 month period following such acquisition; and

•	3,882,000 additional shares at the end of the 9th month following the proposed acquisition.

We may incur significant stock-based compensation charges related to certain stock options and restricted stock in future periods.

Based on certain accounting standards involving stock compensation, we have incurred and will continue to incur noncash accounting charges related to stock options, including those associated with our cancellation/regrant programs and certain unvested, restricted shares exercised with a full recourse note. Those standards require us to remeasure compensation costs for such options each reporting period based on changes in the market value of the underlying common stock. Depending upon movements in the market value of our common stock, the variable accounting treatment of those stock options may result in significant additional non-cash compensation costs in future periods.

In addition, there has been increasing public debate about the proper accounting treatment for employee stock options. Although we are not currently required to record any compensation expense in connection with option grants that have an exercise price at or above fair market value, it is likely that future laws or regulations will require us to treat stock options as a compensation expense. Any such change in accounting treatment could result in our reporting increased operating expenses, which would decrease any reported net income or increase any reported net loss.

Geopolitical, economic and military conditions, including terrorist attacks and other acts of war, may materially and adversely affect the markets on which our common stock trades, the markets in which we operate, our operations and our profitability.

Terrorist attacks and other acts of war, and any response to them, may lead to armed hostilities and such developments would likely cause instability in financial markets. Armed hostilities and terrorism may directly impact our facilities, personnel and operations which are located in the United States and other countries, as well as those of our clients. Furthermore, severe terrorist attacks or acts of war may result in temporary halts of commercial activity in the affected regions, may harm our reseller relationships and may result in reduced demand for our products. These developments could have a material adverse effect on our business and the trading price of our common stock.

There are risks associated with our long-term investments that may adversely affect our results of operations.

Historically, we have made direct and indirect investments in privately held companies. We may continue to make strategic investments in the future. There can be no assurance that our investments will bring us a return on investment. In addition, because the strategic investments tend to be in small, start-up technology companies that are at risk for financial failure especially during an economic slowdown, there is a greater risk that the investments might be impaired. In fiscal 2003, for instance, we sold our limited partnership interest in a venture capital fund company at a loss. The sale of the interest allowed us to avoid commitments for further investments in equity instruments of various privately-held companies made through the venture capital fund, many of which had not generated adequate returns.

Our stock price has historically been and may continue to be volatile, which may cause you to lose money and could lead to costly litigation against us that could divert our resources.

Stock markets have recently experienced dramatic price and volume fluctuations, particularly for shares of technology companies. These fluctuations can be unrelated to the operating performance of these companies. Broad market fluctuations may reduce the market price of our common stock and cause you to lose some or all of your investment. These fluctuations may be exaggerated if the trading volume of our common stock is low. In addition, due to the technology-intensive nature and growth rate of our business and the mobile computing synchronization market, the market price of our common stock has in the past and may in the future rise and fall in response to:

•	quarterly variations in operating results;

•	seasonal fluctuations on product sales;

•	announcements of technological innovations;

•	announcements of new software or services by us or our competitors;

•	acquisitions or strategic alliances by us or by our competitors;

•	changes in financial estimates by securities analysts; and

•	other events beyond our control, including general market conditions.

The stock market has experienced significant price and volume fluctuations that have particularly affected the trading prices of equity securities of many high technology companies. These fluctuations have often been unrelated or disproportionate to the operating performance of these companies. Furthermore, our operating results and prospects from time to time may be below the expectations of public market analysts and investors. Any negative change in the public’s perception of companies in the wireless communications market could depress our stock price regardless of our operating results.

Recently, companies experiencing high volatility or significant drops in their stock prices have faced securities class action lawsuits when the market price of a stock has been volatile. Holders of that stock have often instituted securities class action litigation against the company that issued the stock when such stock declines. If any of our stockholders brought such a lawsuit against us, we could incur substantial costs defending the lawsuit. The lawsuit could also divert the time and attention of our management. Further, any settlement of such a lawsuit could adversely affect us.

We depend on key employees in a competitive market for skilled personnel.

The success of our business will continue to depend upon certain key technical and senior management personnel, including our president and chief executive officer, Woodson Hobbs; senior vice president of sales and marketing, Clyde Foster; chief technology officer, John Stossel; vice president of finance and administration and chief accounting officer, J. Keith Kitchen; and senior vice president of products and services, Mehdi Maghsoodnia, many of whom would be extremely difficult to replace. Following our proposed acquisition of Synchrologic, we expect that Said Mohammadioun will become a key employee of Pumatech. Competition for such personnel is intense, and there can be no assurance that we will be able to retain our existing key managerial, technical, or sales and marketing personnel. The loss of these officers and other or key employees in the future might adversely affect our business and impede the achievement of our business objectives.

We believe our ability to achieve increased revenues and to develop successful new products and product enhancements will depend in part upon our ability to attract and retain highly skilled sales and marketing and qualified product development personnel. In addition, competition for employees in our industry and geographic location could be intense. We may not be able to continue to attract and retain skilled and experienced personnel on acceptable terms. Our ability to hire and retain such personnel will depend upon our ability to raise capital or achieve increased revenue levels to fund the costs associated with such personnel. Failure to attract and retain key personnel will adversely affect our business.

Increasing government regulation could cause demand for our products and services to grow more slowly or to decline.

We are subject not only to regulations applicable to businesses generally, but also to laws and regulations directly applicable to wireless and other mobile computing devices. One or more states or the federal government could enact regulations aimed at companies like us, which provide software that facilitates e-commerce and wireless communications. The likelihood of the enactment of regulation in these areas will increase as wireless and other mobile devices become more pervasive. Any legislation, regulation or taxation of electronic commerce could dampen the growth of wireless and other mobile computing devices. If a reduction in growth occurs as a result of these events, demand for our services, technologies and other products could decline significantly. The adoption of new laws or the application of existing laws may expose us to significant liabilities and additional operational requirements, which could decrease the demand for our services and increase our cost of doing business.

We are dependent on non-exclusive licenses for certain technology included in our products. We may be unable to license such technology or it may be subject to infringement claims by third parties.

We depend on development tools provided by a limited number of third-party vendors. Together with application developers, we rely primarily upon software development tools provided by companies in the PC and mobile computing device industries. If any of these companies fails to support or maintain these development tools, we will have to support the tools ourselves or transition to another vendor. Such maintenance or support of the tools or transition could be time consuming, could delay the product release and upgrade schedule and could delay the development and availability of third-party applications used in our products. If we fail to procure the needed software development tools or there is any delay in availability of third-party applications our ability to release, support and promote adoption of our products would be harmed.

Our commercial success will also depend in part on not infringing upon the proprietary rights of others and not breaching technology licenses that cover technology used in our products. It is uncertain whether any third-party patents will require us to develop alternative technologies or to alter our products or processes, obtain licenses or cease activities that infringe on a third-party’s intellectual property rights. If any such licenses are required, we may not be able to obtain such licenses on commercially favorable terms, if at all. Our failure to obtain a license to any technology that we may require to commercialize our products and services could cause our business and prospects to suffer. Litigation may also be necessary to enforce any patents issued or licensed to us or to determine the scope and validity of third-party proprietary rights.

Our restructurings could result in customer and employee uncertainty and management distractions.

We have undergone a number of restructurings in fiscal 2003, 2002, and 2001 involving, among other things, a substantial reduction in our worldwide workforce. Such reductions could result in customers or prospective customers deciding to delay or cancel their purchases of our products and services due to perceived uncertainty caused by the restructurings. There can be no assurance that we will not reduce or otherwise adjust our workforce again in the future or that the related transition issues associated with such reductions will not adversely affect our operations or customer perceptions in the future. This uncertainty could result in a lack of focus and reduced productivity by our remaining employees, including those directly responsible for revenue generation, which in turn may affect our revenue in the future. In addition, employees directly affected by the reductions may seek future employment with our business partners, customers, or even our competitors. Although all employees are required to sign a confidentiality agreement with us at the time of hire, there can be no assurances that the confidential nature of our proprietary information will be maintained in the course of such future employment.

Our products may contain product errors that could subject us to product liability claims.

Our products may contain undetected errors or failures when first introduced or as new versions are released, which can result in loss of or delay in market acceptance and could adversely impact future operating results. We do not currently maintain product liability insurance. Although our license agreements contain provisions limiting our liability in the case of damages resulting from use of the software, in the event of such damages, we may be found liable, and in such event, such damages could materially affect our business, operating results and financial condition.

We may need to raise additional capital in the future resulting in dilution to our stockholders.

We may need to raise additional funds for our business operations and to execute our business strategy. We may seek to sell additional equity or debt securities or to obtain an additional credit facility. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. If additional funds are raised through the issuance of debt securities, these securities could have rights that are senior to holders of common stock and could contain covenants that would restrict our operations. Any additional financing may not be available in amounts or on terms acceptable to us, if at all.

Foreign exchange fluctuations could decrease our revenues or cause us to lose money, especially since we do not hedge against currency fluctuations.

To date, the majority of our customers have paid for our products and services in United States dollars. For fiscal years 2003, 2002 and 2001, costs denominated in foreign currencies were nominal and we had minimal foreign currency losses during those periods. However, we believe that in the future an increasing portion of our costs will be denominated in foreign currencies as we increase operations in Europe and open offices in other countries. We currently do not engage in foreign exchange hedging activities and, although we have not yet experienced any material losses due to foreign currency fluctuation, a small portion of our international revenues are currently subject to the risks of foreign currency fluctuations, and these risks will increase as our international revenues increase.

System failures or accidental or intentional security breaches could disrupt our operations, cause us to incur significant expenses, expose us to liability and harm our reputation.

Our operations depend upon our ability to maintain and protect our computer systems and core business applications, which are located at our offices, as well as hosted by third-party vendors. Although we are taking various precautions to maintain and protect our systems, they could still be vulnerable to damage from break-ins, unauthorized access, vandalism, fire, floods, earthquakes, power loss, telecommunications failures and similar events. We also maintain insurance against break-in, unauthorized access, vandalism, fires, floods, earthquakes and general business interruptions. The amount of coverage, however, may not be adequate in any particular case, and will not likely compensate us for all the damages caused by these or similar events. In addition, while we put various security measures in place to detect any unauthorized access to our computers and computer networks, we may be unable to prevent computer programmers or hackers from penetrating our network security or creating viruses to sabotage or otherwise attack our computer networks from time to time. A breach of our security could seriously damage our reputation, which would harm our business. In addition, because a hacker who penetrates our network security could misappropriate proprietary information or cause interruptions in our services, we might be required to expend significant resources to protect against, or to alleviate, problems caused by hackers. We might also face liability to persons harmed by misappropriation of secure information if it is determined that we did not exercise sufficient care to protect our systems.

Future changes in accounting standards or our interpretation of current standards, particularly changes affecting revenue recognition, could cause unexpected revenue fluctuations.

Future changes in accounting standards or our interpretation of current standards, particularly those affecting revenue recognition, could require us to change our accounting policies. These changes could cause deferral of revenue recognized in current periods to subsequent periods or accelerate recognition of deferred revenue to current periods.

Corporate governance scandals and new legislation could increase the cost of our operations.

As a result of recent corporate governance scandals and the legislative and litigation environment resulting from those scandals, the costs of being a public company in general are expected to increase in the near future. New legislation, such as the recently enacted Sarbanes-Oxley Act of 2002, will have the effect of increasing the burdens and potential liabilities of being a public reporting company. This and other proposed legislation may increase the fees of our professional advisors and our insurance premiums.

Our certificate of incorporation, our bylaws, Delaware law and our stockholder rights plan contain provisions that could discourage a takeover.

Provisions of our certificate of incorporation, our bylaws, Delaware law and our stockholder rights plan contain provisions that may discourage, delay or prevent a merger or acquisition or other change of control that a stockholder may consider favorable.

USE OF PROCEEDS

The proceeds from the sale of the shares of common stock offered pursuant to this prospectus are solely for the account of the selling stockholders. We will not receive any of the proceeds from the sale of these shares. See “Selling Stockholders.”

SELLING STOCKHOLDERS

Under the terms of the agreement entered into in connection with our acquisition of substantially all of the assets of Spontec, which we completed on September 17, 2003, we issued to Spontec 1,093,676 shares of our common stock, and we agreed to register all of these shares for resale. We also agreed to use reasonable best efforts to keep the registration statement effective until the earliest of the date all of the shares of common stock offered under this prospectus have been or may be sold to the public and the date one year from the closing date of the acquisition (subject to adjustment in certain cases for delays in filing). Our registration of the shares of common stock does not necessarily mean that the selling stockholders will sell all or any of the shares.

The following table sets forth certain information regarding the beneficial ownership of the common stock, as of October 31, 2003, by each of the selling stockholders.

The information provided in the table below with respect to each selling stockholder has been obtained from that selling stockholder. Except as otherwise disclosed below, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us. Because the selling stockholders may sell all or some portion of the shares of common stock beneficially owned by them, we cannot estimate the number of shares of common stock that will be beneficially owned by the selling stockholders after this offering. In addition, the selling stockholders may have sold or transferred, or may sell or transfer, after the date on which they provided the information regarding the shares of common stock beneficially owned by them, all or a portion of the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act of 1933.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to shares, subject to community property laws where applicable. We have based our calculation of the percentage of beneficial ownership on 49,708,459 shares of common stock outstanding on October 31, 2003.

	Shares Beneficially Owned Prior to the Offering		Shares Offered by this Prospectus	Shares Beneficially Owned After the Offering (1)
Selling Stockholder	Number	Percent		Number	Percent
Spontaneous Technology, Inc. 5 Triad Center, Suite 600 Salt Lake City, UT 84180	1,093,676	2.2%	1,093,676	0	0%

(1)	Assumes each selling stockholder will sell all shares offered by such selling stockholder in this prospectus.

PLAN OF DISTRIBUTION

We will not receive any proceeds from the sale of the securities covered by this prospectus. We are registering shares on behalf of the selling stockholders. As used in this prospectus, “selling stockholders” includes donees and pledgees selling shares received from a named selling stockholder after the date of this prospectus. All costs, expenses and fees in connection with the registration of the shares offered by this prospectus will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholders. Sales of shares may be effected by selling stockholders from time to time in one or more types of transactions (which may include block transactions) on one or more exchanges, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

The selling stockholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling stockholders and any broker-dealers that act in connection with the sale of shares might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market. Selling stockholders also may resell all or a portion of the Shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

If we are notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for Pumatech by Heller Ehrman White & McAuliffe LLP, 2775 Sand Hill Road, Menlo Park, California 94025.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This prospectus is part of a Registration Statement on Form S-3 that we filed with the Securities and Exchange Commission. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We file our annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the registration statement as well as reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You can obtain copies from the public reference room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of certain fees. You can call the SEC at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC’s Internet site at http://www.sec.gov.

Our website is www.pumatech.com. We make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports available free of charge as soon as reasonably practicable as we file these reports with the Securities and Exchange Commission.

Our common stock is quoted on the Nasdaq National Market. Reports, proxy and information statements and other information concerning Pumatech may be inspected at the Nasdaq Stock Market at 1735 K Street, NW, Washington, D.C. 20006.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” certain of our publicly-filed documents into this prospectus, which means that information included in these documents is considered part of this prospectus. Information that we file with the SEC after the date of the initial filing of this registration statement will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the selling stockholders have sold all the shares.

The following documents filed with the SEC are incorporated by reference in this prospectus:

1. Our Annual Report on Form 10-K for the fiscal year ended July 31, 2003 filed October 21, 2003 (File No. 000-21709);

2. Our Current Reports on Form 8-K filed April, 11, 2003, August 6, 2003 and October 2, 2003 and our Current Reports on Form 8-K/A filed June 10, 2003, September 9, 2003 and October 28, 2003 (File No. 000-21709);

3. Our 425 reports filed September 15, 2003 pursuant to Rule 14a-12;

4. The description of our common stock set forth in our Registration Statement on Form 8-A filed November 8, 1996, including any amendments or reports filed for the purpose of updating such description (File No. 000-21709); and

5. The description of our Preferred Stock Purchase Rights set forth in our Registration Statement on Form 8-A filed January 15, 2003, including any amendments or reports filed for the purpose of updating such description (File No. 000-21709).

All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this registration statement and prior to the termination of the offering of the common stock offered by this registration statement, shall be deemed to be incorporated by reference into this prospectus.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to such documents. You should direct any requests for documents to Richard Mosher, General Counsel of the Company, 2550 North First Street, Suite 500, San Jose, California 95131 (408) 321-7650. This prospectus is part of a Registration Statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus and the Registration Statement. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

The following unaudited pro forma combined condensed financial statements have been prepared to give effect to the proposed merger of Pumatech and Synchrologic using the purchase method of accounting and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma combined condensed financial statements. These pro forma statements were prepared as if the merger had been completed as of August 1, 2002 for statement of operations purposes and as of July 31, 2003 for balance sheet purposes.

In addition, these unaudited pro forma combined condensed financial statements have been prepared to reflect Pumatech’s acquisition of substantially all of the assets of Spontaneous Technology, Inc. on September 17, 2003 using the purchase method of accounting and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma combined condensed financial statements. These pro forma statements were prepared as if the Spontaneous Technology acquisition had been completed as of August 1, 2002 for statement of operations purposes and as of July 31, 2003 for balance sheet purposes. Pumatech’s acquisition of Starfish Software, Inc. on March 27, 2003 is also treated as having occurred on August 1, 2002.

Pumatech’s fiscal year end is July 31, whereas Synchrologic’s and Spontaneous Technology’s fiscal year ends are December 31. The following pro forma combined condensed statement of operations data for the year ended July 31, 2003 combines the results of operations of Pumatech for the twelve months ended July 31, 2003 and Synchrologic’s and Spontaneous Technology’s results of operations for the twelve months ended June 30, 2003. Synchrologic’s and Spontaneous Technology’s results of operations for the twelve months ended June 30, 2003 were calculated by adding the results of operations for the twelve months ended December 31, 2002 to the results of operations for the six months ended June 30, 2003, and deducting the results of operations for the six months ended June 30, 2002. In addition, the following pro forma combined condensed statement of operations data for the year ended July 31, 2003 includes the results of operations of Starfish Software for the eight months ended February 28, 2003. Since the acquisition of Starfish Software took place on March 27, 2003, four months of Starfish Software results are included in the consolidated Pumatech results for the year ended July 31, 2003. Starfish Software’s results of operations for the eight months ended February 28, 2003 were calculated by deducting the results of operations for the six months ended June 30, 2002 from the results of operations for the twelve months ended December 31, 2002, and adding the results of operations for the two months ended February 28, 2003.

The unaudited pro forma combined condensed financial statements are presented for illustrative purposes only and are not necessarily indicative of the financial position or results of operations that would have actually been reported had the merger and the acquisition noted above occurred on August 1, 2002 for statement of operations purposes and as of July 31, 2003 for balance sheet purposes, nor are they necessarily indicative of the future financial position or results of operations.

The unaudited pro forma combined condensed financial statements include adjustments, which are based upon preliminary estimates, to reflect the allocation of the purchase price to the acquired assets and assumed liabilities of Synchrologic. The final allocation of the purchase price will be determined after the completion of the merger and will be based upon actual net tangible and intangible assets acquired as well as liabilities assumed. The preliminary purchase price allocation for Synchrologic is subject to revision as more detailed analysis is completed and additional information on the fair values of Synchrologic’s assets and liabilities becomes available. Any change in the fair value of the net assets of Synchrologic will change the amount of the purchase price allocable to goodwill. Additionally, changes in Synchrologic’s purchase consideration through the date the merger is completed will change the amount of goodwill recorded. The final purchase price is dependent on the actual number of shares of Pumatech common stock exchanged and actual direct merger costs incurred. The following factors will impact the actual number of shares issued at closing: (a) the average closing price of Pumatech’s stock during the 30-day trading period ending on the last trading day immediately preceding the acquisition closing date, and (b) the total amount of transaction costs incurred by Synchrologic. Final purchase accounting adjustments may differ materially from the pro forma adjustments presented here (See Note 6).

The unaudited pro forma combined condensed financial statements also include adjustments, which are based upon preliminary estimates, to reflect the allocation of the purchase price to the acquired assets and assumed liabilities of Spontaneous Technology. The final allocation of the purchase price will be determined as more detailed analysis is completed and additional information on the fair values of Spontaneous Technology’s assets and liabilities becomes available and any contingent consideration associated with the acquisition is resolved. Any change in the fair value of the net assets of Spontaneous Technology, as well as any changes to the total purchase price paid by Pumatech, will change the amount of the purchase price allocable to goodwill. Due to the uncertainty associated with the final purchase consideration, final purchase accounting adjustments may differ materially from the pro forma adjustments presented here.

In addition, the unaudited pro forma combined condensed statement of operations also includes the results of Starfish Software, a business that Pumatech acquired in March 2003, for the eight months ended February 28, 2003.

These unaudited pro forma combined condensed financial statements are based upon the respective historical consolidated financial statements of Pumatech, Synchrologic, Spontaneous Technology and Starfish Software and should be read in conjunction with the historical consolidated financial statements of Pumatech, Synchrologic, Spontaneous Technology and Starfish Software and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Pumatech’s annual reports, quarterly reports and other information on file with the SEC or contained elsewhere in this joint proxy statement/prospectus.

UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEETS

(In thousands)

	Historical		Pro Forma			Historical	Pro Forma
	Pumatech Year ended July 31, 2003	Spontec Year ended June 30, 2003	Adjustments		Combined	Synchrologic Year ended June 30, 2003	Adjustments		Combined
ASSETS
Current assets:
Cash and cash equivalents	$7,842	$341	$—		$8,183	$2,632	$—		$10,815
Short-term investments in marketable securities	19,317	—	—		19,317	—	—		19,317
Accounts receivable, net	5,469	8	—		5,477	2,145	—		7,622
Inventories	113	—	—		113	—	—		113
Prepaid expenses and other current assets	882	5	—		887	212	—		1,099

Total current assets	33,623	354	—		33,977	4,989	—		38,966

Restricted investments	296	—	—		296	—	—		296
Property and equipment, net	1,153	18	—		1,171	338	—		1,509
Goodwill	2,731	1,830	1,121	(b)	5,682	—	52,242	(a)	57,924
Intangible assets, net	2,734	—	1,556	(b)	4,290	—	15,300	(a)	19,590
Other assets	630	252	(252	)(b)	630	—	—		630

Total assets	$41,167	$2,454	$2,425		$46,046	$5,327	$67,542		$118,915

LIABILITIES, MANDATORILY REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
Current liabilities:
Borrowings	$—	$2,250	$(2,250	)(d)	$—	$1,686	$—		$1,686
Accounts payable	2,619	618	—		3,237	233	—		3,470
Accrued expenses and other current liabilities	3,816	377	300	(c)	4,493	1,356	1,295	(c)	7,144
Deferred revenue	2,015	1,802	(1,300	)(f)	2,517	1,394	(146	)(e)	3,765

Total current liabilities	8,450	5,047	(3,250)		10,247	4,669	1,149		16,065

Long-term debt	—	—	—		—	506	—		506
Other long-term liabilities	921	—	—		921	—	—		921

Mandatorily redeemable convertible preferred stock:	—	38,643	(38,643	)(g)(d)	—	30,957	(30,957	)(g)	—

Stockholders’ equity:
Common stock	48	28	(27	)(g)	49	4,705	(4,690	)(g)	64
Additional paid-in capital	153,986	14,283	(10,733	)(g)	157,536	151	68,801	(g)	226,488
Treasury stock	—	—	—		—	(2,293)	2,293	(g)	—
Receivable from stockholder	(112)	—	—		(112)	—	—		(112)
Accumulated deficit	(121,661)	(55,547)	55,078	(g)	(122,130)	(33,368)	30,946	(g)	(124,552)
Deferred compensation, net	(459)	—	—		(459)	—	—		(459)
Accumulated other comprehensive income	(6)	—	—		(6)	—	—		(6)

Total stockholders’ equity	31,796	(41,236)	44,318		34,878	(30,805)	97,350		101,423

Total liabilities, mandatorily redeemable preferred stock and stockholders’ equity	$41,167	$2,454	$2,425		$46,046	$5,327	$67,542		$118,915

The accompanying notes are an integral part of these unaudited pro forma combined condensed financial statements.

UNAUDITED PRO FORMA COMBINED CONDENSED

STATEMENT OF OPERATIONS

(In thousands, except per share amounts)

	Historical			Pro Forma			Historical	Pro Forma
	Pumatech Year ended July 31, 2003	Starfish Eight Months Ended February 28, 2003(1)	Spontec Year ended June 30, 2003(2)	Adjustments		Combined	Synchrologic Year-ended June 30, 2003(2)	Adjustments	Combined
Revenues
License revenue	$19,169	$662	$149	$—		$19,980	$5,881	$—	$25,861
License revenue - related party	—	1,019	—	—		1,019	—	—	1,019
Service revenue	5,691	836	387	—		6,914	5,951	—	12,865
Service revenue - related party	—	350	—	—		350	—	—	350

Total revenues	24,860	2,867	536	—		28,263	11,832	—	40,095

Costs and expenses:
Cost of revenue	4,094	849	399	—		5,342	2,795	—	8,137
Cost of revenue - related party	—	960	—	—		960	—	—	960
Sales and marketing	11,468	1,450	495	—		13,413	3,943	—	17,356
General and administrative	5,793	2,802	3,565	—		12,160	2,252	—	14,412
Research and development	7,389	1,694	1,258	—		10,341	4,758	—	15,099
In-process research and development	406	—	—	(406	)(k)	—	—	—	—
Amortization of intangibles	709	—	—	681	(i)(j)	1,390	—	3,400 (h)	4,790
Restructuring and other charges	795	2,506	—	—		3,301	—	—	3,301

Total operating expenses	30,654	10,261	5,717	275		46,907	13,748	3,400	64,055

Loss from operations	(5,794)	(7,394)	(5,181)	(275)		(18,644)	(1,916)	(3,400)	(23,960)

Interest income, net	803	—	(618)	(42	)(l)	143	(215)	—	(72)
Impairment of investments	(2,394)	—	—	—		(2,394)	—	—	(2,394)
Other income, net	(65)	—	274	—		209	—	—	209

	(1,656)	—	(344)	(42)		(2,042)	(215)	—	(2,257)

Loss before taxes	(7,450)	(7,394)	(5,525)	(317)		20,686	(2,131)	(3,400)	(26,217)
Provision for taxes	286	—	—	—		286	—	—	286

Net Loss	$(7,736)	$(7,394)	$(5,525)	$(317)		$(20,972)	$(2,131)	$(3,400)	$(26,503)

Net loss per share - Basic and Diluted	46,622			1,094	(m)	47,716		16,200 (m)	63,916
Shares used in per share calculation - Basic and Diluted	$(0.17)			$(0.29)		$(0.44)		$(0.21)	$(0.41)

(1)	Starfish Software’s results of operations for the eight months ended February 28, 2003 were calculated by deducting the results of operations for the six months ended June 30, 2002 from the results of operations for the twelve months ended December 31, 2002, and adding the results of operations for the two months ended February 28, 2003.
(2)	Synchrologic’s and Spontaneous Technology’s results of operations for the twelve months ended June 30, 2003 were calculated by adding the results of operations for the twelve months ended December 31, 2002 to the results of operations for the six months ended June 30, 2003 and deducting the six months ended June 30, 2002.

The accompanying notes are an integral part of these unaudited pro forma combined condensed financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED

FINANCIAL STATEMENTS—(Continued)

The unaudited pro forma combined condensed financial statements included herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and certain footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations; however, management believes that the disclosures are adequate to make the information presented not misleading.

1.    BASIS OF PRO FORMA PRESENTATION

On September 14, 2003, Pumatech entered into a merger agreement to purchase all of the issued and outstanding stock of Synchrologic whereby each share of Synchrologic capital stock will be converted into the right to receive the number of shares of Pumatech common stock corresponding to the exchange ratio applicable to the class and series of Synchrologic capital stock being converted. The total number of shares of Pumatech common stock to be issued in the merger will be determined by dividing $60,000,000 by the average closing price of the shares of Pumatech common stock for the thirty consecutive trading days ending on the last complete trading day immediately preceding the closing date of the merger (which amount is subject to adjustment based on the transaction expenses incurred by Synchrologic in connection with the merger), provided that the number of shares of Pumatech common stock issued in the merger shall not exceed 19,800,000 or be fewer than 16,200,000 (in each case subject to adjustment based on the transaction expenses incurred by Synchrologic in connection with the merger).

Pumatech anticipates completing the proposed merger with Synchrologic by the end of 2003. The actual number of shares of Pumatech common stock to be issued will be determined on the effective date of the merger based on the conditions above. The merger has not been consummated as of the date of the preparation of these pro forma financial statements and there can be no assurances that the merger will be consummated in the future.

On September 17, 2003, Pumatech consummated the acquisition of substantially all of the assets of Spontaneous Technology. Under the terms of the parties’ asset purchase agreement, Pumatech issued a total of 1,094,000 shares of Pumatech common stock. Additionally, depending upon Pumatech’s revenues associated with sales of Pumatech’s products, including certain technology of Spontaneous Technology, during the period ending September 30, 2004, Pumatech may be required to issue to Spontaneous Technology additional shares of Pumatech common stock having a value of up to $7,000,000.

On March 27, 2003, Pumatech acquired Starfish Software for a purchase price of approximately $1,800,000 for the Starfish Software common stock outstanding upon the effective date of the acquisition.

The unaudited pro forma combined condensed balance sheet as of July 31, 2003 was prepared by combining the historical audited consolidated condensed balance sheet data as of July 31, 2003 for Pumatech and the historical unaudited condensed balance sheet data as of June 30, 2003 for Synchrologic and Spontaneous Technology as if the merger and acquisition had been consummated on that date.

The unaudited pro forma combined condensed statement of operations for the year ended July 31, 2003 combines the results of operations of Pumatech for the year ended July 31, 2003 and the results of operations of Synchrologic and Spontaneous Technology for the 12 months ended June 30, 2003, to give effect to the merger and acquisition as if the merger and acquisition had occurred on August 1, 2002. Additionally, the unaudited pro forma combined condensed statement of operations for the year ended July 31, 2003 reflects the March 27, 2003 acquisition of Starfish Software as if it had occurred on August 1, 2002. The unaudited pro forma combined condensed statement of operations for the year ended July 31, 2003 combines the results of operations of Pumatech for the year ended July 31, 2003 and Starfish Software’s results of operations for the eight months

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED

FINANCIAL STATEMENTS—(Continued)

ended February 28, 2003. Since the acquisition of Starfish Software took place on March 27, 2003, four months of Starfish Software results are included in the consolidated Pumatech results for the year ended July 31, 2003.

Synchrologic’s and Spontaneous Technology’s results of operations for the twelve months ended June 30, 2003 were calculated by adding the results of operations for the twelve months ended December 31, 2002 to the results of operations for the six months ended June 30, 2003, and deducting the results of operations for the six months ended June 30, 2002.

Certain reclassifications have been made to conform Synchrologic’s, Spontaneous Technology’s and Starfish Software’s historical amounts to Pumatech’s financial statement presentation.

2.    PURCHASE PRICE— SYNCHROLOGIC, INC.

The following represents the preliminary allocation of the purchase price over the historical net book values of the acquired assets and assumed liabilities of Synchrologic as of June 30, 2003, and is for illustrative purposes only. Actual fair values will be based on financial information as of the acquisition date.

On September 14, 2003, Pumatech entered into a merger agreement to purchase all of the issued and outstanding stock of Synchrologic whereby each share of Synchrologic capital stock will be converted into the right to receive the number of shares of Pumatech common stock corresponding to the exchange ratio applicable to the class and series of Synchrologic capital stock being converted. The total number of shares of Pumatech common stock to be issued in the merger will be determined by dividing $60,000,000 by the average closing price of the shares of Pumatech common stock for the thirty consecutive trading days ending on the last complete trading day immediately preceding the closing date of the merger (which amount is subject to adjustment based on the transaction expenses incurred by Synchrologic in connection with the merger), provided that the number of shares of Pumatech common stock shares issued in the merger shall not exceed 19,800,000 or be fewer than 16,200,000 which includes the assumed common stock options (in each case subject to adjustment based on the transaction expenses incurred by Synchrologic in connection with the merger). Pumatech expects to issue approximately 15,170,000 shares of Pumatech common stock and options to purchase approximately 1,030,000 shares of Pumatech common stock in the merger. The actual number of shares of Pumatech common stock and options to be issued will be determined on the effective date of the merger. Pumatech will account for the merger as a purchase.

The unaudited pro forma combined condensed financial statements reflect an estimated purchase price of approximately $69,617,000. The preliminary fair market value of Pumatech’s common stock to be issued in the merger was determined using the five-trading-day average price surrounding the date the acquisition was announced of $4.26 per share, less estimated registration costs. The expected number of shares to be issued was then determined in accordance with the minimum number of shares to be issued in accordance with the terms of the merger agreement without assuming an adjustment for transaction costs.

The preliminary fair market value of Pumatech stock options to be issued in the merger was determined using the Black-Scholes option pricing model. The following assumptions were used to perform the calculations: fair value of Pumatech’s common stock of $4.26, expected life of 3.9 years, risk-free interest rate of 3.4%, expected volatility of 132% and no expected dividend yield. The final purchase price is dependent on the actual number of shares of Pumatech common stock issued and actual direct merger costs incurred. The following factors will impact the actual number of shares of Pumatech common stock issued at closing: (a) the average closing price of Pumatech’s common stock during the 30-day trading period ending on the last trading day immediately preceding the merger closing date, and (b) the total amount of transaction costs incurred (See

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED

FINANCIAL STATEMENTS—(Continued)

Note 6). The final purchase price will be determined upon completion of the merger. The estimated total purchase price of the proposed Synchrologic merger is as follows (in thousands):

Value of Pumatech common stock to be issued	$64,684
Value of Pumatech options to be issued	4,283
Estimated direct merger costs	650

Total estimated purchase price	$69,617

Under the purchase method of accounting, the total estimated purchase price is allocated to Synchrologic’s net tangible and intangible assets based upon their estimated fair value as of the date of completion of the merger. Based upon the estimated purchase price and the preliminary valuation, the preliminary purchase price allocation, which is subject to change based on Pumatech’s final analysis, is as follows (in thousands):

Tangible assets acquired	$5,328
Liabilities assumed	(5,030)
Accrued restructuring charge	(645)
In-process research and development	2,422
Developed technology	10,493
Patents	1,320
Customer base	3,487
Goodwill	52,242

$69,617

The restructuring charges of $645,000 relate primarily to severance related to a reduction in workforce, including two executives of Synchrologic and additional employees.

The allocation of purchase price was based on a preliminary valuation of assets to be acquired and liabilities to be assumed determined with the assistance of an independent appraiser. This allocation was generally based on the fair value of these assets determined using the income approach.

A preliminary estimate of $1,320,000 has been allocated to patents, an intangible asset with an estimated useful life of 54 months, and a preliminary estimate of $10,493,000 has been allocated to developed technology, an intangible asset with an estimated useful life of 54 months. In addition, a preliminary estimate of $3,487,000 has been allocated to customer base, an intangible asset with an estimated useful life of 54 months, and was valued using the relief from royalty method.

As of the expected closing date of the merger, technological feasibility of the in-process technology had not been established and the technology had no alternative future use. Accordingly, Pumatech expects to expense the in-process research and development at the date of the merger.

The amount of the purchase price allocated to in-process research and technology was based on established valuation techniques used in the high-technology software industry. The fair value assigned to the acquired in-process research and development was determined using the income approach, which discounts expected future cash flows to present value. The key assumptions used in the valuation include, among others, expected completion date of the in-process projects identified as of the acquisition date, estimated costs to complete the projects, revenue contributions and expense projections assuming the resulting product has entered the market, and discount rate based on the risks associated with the development life cycle of the in-process technology acquired. The discount rate used in the present value calculations are normally obtained from a weighted-average

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED

FINANCIAL STATEMENTS—(Continued)

cost of capital analysis, adjusted upward to account for the inherent uncertainties surrounding the successful development of the in-process research and development, the expected profitability levels of such technology, and the uncertainty of technological advances that could potentially impact the estimates. Pumatech assumes the pricing model for the resulting product of the acquired in process research and technology to be standard within its industry. Pumatech, however, did not take into consideration any consequential amount of expense reductions from integrating the acquired in-process technology with other existing in-process or completed technology. Therefore, the valuation assumptions do not include significant anticipated cost savings.

The key assumptions underlying the valuation of acquired in-process research and development from Synchrologic are as follows:

Project names: Version upgrade of Data Sync, File Sync, E-mail accelerator and Systems Management products

Percent completed as of acquisition date: 60%-70%

Estimated costs to complete technology at acquisition date: $3,000,000

Risk-adjusted discount rate: 22%

First period expected revenue: calendar year 2004

The in-process research and development of $2,422,000 is charged to operations on the acquisition date. The in-process research and development charge has not been included in the accompanying unaudited pro forma combined condensed statement of operations as it represents a non-recurring charge directly related to the acquisition.

A preliminary estimate of $52,242,000 has been allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” goodwill will not be amortized but will be tested for impairment at least annually. The preliminary purchase price allocation for Synchrologic is subject to revision as more detailed analysis is completed and additional information on the fair values of Synchrologic’s assets and liabilities becomes available. Any change in the fair value of the net assets of Synchrologic will change the amount of the purchase price allocable to goodwill. Additionally, changes in the total purchase consideration will also change the amount of goodwill recorded. Final purchase accounting adjustments may therefore differ materially from the pro forma adjustments presented here.

Other than the distribution agreement entered into by Pumatech and Synchrologic concurrently with their execution of the merger agreement, there were no historical transactions between Pumatech and Synchrologic.

The pro forma adjustments do not reflect any integration adjustments such as restructuring costs to be incurred in connection with the merger or operating efficiencies and cost savings that may be achieved with respect to the combined entity as these costs are not directly attributable to the merger agreement.

3.    PURCHASE PRICE— SPONTANEOUS TECHNOLOGY, INC.

On September 17, 2003, Pumatech consummated the acquisition of substantially all of the assets of Spontaneous Technology, Inc. of Salt Lake City, Utah, a provider of enterprise secure Virtual Private Network (sVPN) software designed to extend existing corporate applications to most wireless devices. The following represents the preliminary allocation of the purchase price over the historical net book values of the acquired assets and assumed liabilities of Spontaneous Technology as of June 30, 2003, and is for illustrative purposes

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED

FINANCIAL STATEMENTS—(Continued)

only. Actual fair values will be determined as more detailed analysis is completed and additional information on the fair values of Spontaneous Technology’s assets and liabilities becomes available.

The unaudited pro forma combined condensed financial statements reflect an estimated purchase price of approximately $3,851,000, consisting of (a) a total of 1,094,000 shares of Pumatech common stock valued at $3,551,000 (using a fair value per share of $3.25) and (b) estimated direct transaction costs of $300,000. The preliminary fair market value of Pumatech’s common stock issued in the acquisition was determined using the five-trading-day average price surrounding the date the acquisition was announced of $3.25 per share, less estimated registration costs. The number of shares of Pumatech common stock issued was determined using the average price of Pumatech’s common stock for ten consecutive trading days ended three business days prior to the date of acquisition. Additionally, depending upon Pumatech’s revenues associated with sales of Pumatech’s products, including certain technology of Spontaneous Technology, during the period ending September 30, 2004, Pumatech may be required to issue additional shares of Pumatech common stock to Spontaneous Technology having a value of up to $7,000,000. The unaudited pro forma combined condensed financial statements do not reflect any of this contingent consideration. The final purchase price will be determined at the end of the period ending September 30, 2004 based on the following terms included in the acquisition agreement:

The number of shares to be issued, or the adjusted earnout amount, is the lesser of:

(a)	incremental earnout revenue minus incremental seller royalties, and

(b)	$7,000,000 minus incremental seller royalties.

The incremental earnout revenue is the greater of:

(a)	four times the sum of the following revenue during the six months ending September 30, 2004:

(1)	100% of the revenue derived from licensing or selling Spontaneous Technology’s products;

(2)	100% of the revenue derived from licensing or selling Spontaneous Technology’s product features based exclusively upon its intellectual property that are offered as optional add-on functionality for Pumatech’s products and for which a stated additional fee is charged;

(3)	20% of the total revenue derived from licensing or selling of products that incorporate both Pumatech’s and Spontaneous Technology’s intellectual property but for which no separate customer pricing exists for the portion of the product based on Spontaneous Technology’s intellectual property;

and,

(b)	eight times the sum of revenue (1), (2) and (3), as described above, during the three months ending September 30, 2004.

The incremental seller royalties is the aggregate amount of royalties paid or payable by Pumatech to third parties for third-party technology included in Spontaneous Technology’s products during the one-year period following the date of the acquisition.

Pumatech did not acquire certain assets nor assume certain liabilities pursuant to the acquisition agreement.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED

FINANCIAL STATEMENTS—(Continued)

Under the purchase method of accounting, the total estimated purchase price was allocated to Spontaneous Technology’s net tangible and intangible assets based upon their estimated fair value as of the acquisition date. Based upon the estimated purchase price of the acquisition and review of the net assets acquired and net liabilities assumed, the preliminary purchase price allocation, is as follows (in thousands):

Tangible assets acquired	$372
Liabilities assumed	(1,497)
In-process research and development	469
Developed technology	889
Patents	168
Customer base	499
Goodwill	2,951

$3,851

The allocation of purchase price was based on a preliminary valuation of assets to be acquired and liabilities to be assumed determined with the assistance of an independent appraiser. This allocation was generally based on the fair value of these assets determined using the income approach.

A preliminary estimate of $168,000 has been allocated to patents, an intangible asset with an estimated useful life of 48 months, and a preliminary estimate of $889,000 has been allocated to developed technology, an intangible asset with an estimated useful life of 48 months. In addition, a preliminary estimate of $499,000 has been allocated to customer base, an intangible asset with an estimated useful life of 48 months, and was valued using the relief from royalty method.

As of the acquisition date, technological feasibility of the in-process technology had not been established and the technology had no alternative future use. Accordingly, Pumatech expensed the in-process research and development at the date of the acquisition.

The amount of the purchase price allocated to in-process research and technology was based on established valuation techniques used in the high-technology software industry. The fair value assigned to the acquired in-process research and development was determined using the income approach, which discounts expected future cash flows to present value. The key assumptions used in the valuation include, among others, expected completion date of the in-process projects identified as of the acquisition date, estimated costs to complete the projects, revenue contributions and expense projections assuming the resulting product has entered the market, and discount rate based on the risks associated with the development life cycle of the in-process technology acquired. The discount rate used in the present value calculations are normally obtained from a weighted-average cost of capital analysis, adjusted upward to account for the inherent uncertainties surrounding the successful development of the in-process research and development, the expected profitability levels of such technology, and the uncertainty of technological advances that could potentially impact the estimates. Pumatech assumes the pricing model for the resulting product of the acquired in process research and technology to be standard within its industry. Pumatech, however, did not take into consideration any consequential amount of expense reductions from integrating the acquired in-process technology with other existing in-process or completed technology. Therefore, the valuation assumptions do not include significant anticipated cost savings.

The key assumptions underlying the valuation of acquired in-process research and development from Spontaneous Technology are as follows (in thousands):

Project names: Version upgrade of Spontaneous Technology’s secure Virtual Private Network (sVPN)

Percent completed as of acquisition date: 60%

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED

FINANCIAL STATEMENTS—(Continued)

Estimated costs to complete technology at acquisition date: $125,000

Risk-adjusted discount rate: 22%

First period expected revenue: calendar year 2004

The in-process research and development of $469,000 is charged to operations on the acquisition date. The in-process research and development charge has not been included in the accompanying unaudited pro forma condensed combined statement of operations as it represents a non-recurring charge directly related to the acquisition.

A preliminary estimate of $2,951,000 has been allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” goodwill will not be amortized but will be tested for impairment at least annually. The preliminary purchase price allocation for Spontaneous Technology is subject to revision as more detailed analysis is completed and additional information on the fair values of Spontaneous Technology’s assets and liabilities becomes available. Any change in the fair value of the net assets of Spontaneous Technology will change the amount of the purchase price allocable to goodwill. Final purchase accounting adjustments may therefore differ materially from the pro forma adjustments presented here.

There were no historical transactions between Pumatech and Spontaneous Technology.

4.    PURCHASE PRICE – STARFISH SOFTWARE, INC.

On March 27, 2003, Pumatech acquired Starfish Software, Inc. for a purchase price of approximately $1.8 million for the Starfish common stock outstanding upon the effective date of the acquisition.

The unaudited pro forma combined condensed statement of operations for the year ended July 31, 2003 is presented as if the transaction had been consummated on August 1, 2002. The unaudited pro forma combined statement of operations for the year ended July 31, 2003 combines the results of operations of Pumatech for the year ended July 31, 2003 and Starfish Software’s results of operations for the eight months ended February 28, 2003. Since the acquisition took place on March 27, 2003, four months of Starfish Software results are included in the consolidated Pumatech results for the year ended July 31, 2003.

The unaudited pro forma combined condensed financial statements reflect an estimated purchase price of approximately $1.8 million. Under the terms of the stock purchase agreement, Pumatech initially paid a total of $1,501,000 in cash, subject to further adjustment based on actual working capital as of the closing date. Pumatech further paid $178,000 based on subsequent adjustments made to Starfish Software’s working capital.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED

FINANCIAL STATEMENTS—(Continued)

The Starfish Software acquisition has been accounted for as a purchase business combination. The purchase price of $1,831,000 (including acquisition costs of $152,000) was assigned to the fair value of the assets acquired, including the following (in thousands):

Tangible assets acquired	$1,133
Liabilities assumed	(986)
In-process research and development	406
Developed technology	675
Patents	202
Trademarks	52
Customer base	278
Existing contracts	71

$1,831

The allocation of purchase price was based on the valuation of assets acquired and liabilities assumed determined with the assistance of an independent appraiser. This allocation was generally based on the fair value of these assets determined using the income approach.

Of the total purchase price, $1,278,000 was allocated to amortizable intangibles included in the above list. The amortizable intangible assets are being amortized using the straight-line method over the estimated useful life of the respective assets of nine months to four years.

As of the acquisition date, technological feasibility of the in-process technology had not been established and the technology had no alternative future use. Accordingly, Pumatech expensed the in-process research and development at the date of the acquisition.

The amount of the purchase price allocated to in-process research and technology was based on established valuation techniques used in the high-technology software industry. The fair value assigned to the acquired in-process research and development was determined using the income approach, which discounts expected future cash flows to present value. The key assumptions used in the valuation include, among others, expected completion date of the in-process projects identified as of the acquisition date, estimated costs to complete the projects, revenue contributions and expense projections assuming the resulting product have entered the market, and discount rate based on the risks associated with the development life cycle of the in-process technology acquired. The discount rate used in the present value calculations are normally obtained from a weighted-average cost of capital analysis, adjusted upward to account for the inherent uncertainties surrounding the successful development of the in-process research and development, the expected profitability levels of such technology, and the uncertainty of technological advances that could potentially impact the estimates. Pumatech assumes the pricing model for the resulting product of the acquired in-process research and technology to be standard within its industry. Pumatech, however, did not take into consideration any consequential amount of expense reductions from integrating the acquired in-process technology with other existing in-process or completed technology. Therefore, the valuation assumptions do not include significant anticipated cost savings.

The key assumptions underlying the valuation of acquired in-process research and development from Starfish Software are as follows:

Project name: Mercury platform technology

Percent completed as of acquisition date: 70%

Estimated costs to complete technology at acquisition date: $375,000

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED

FINANCIAL STATEMENTS—(Continued)

Risk-adjusted discount rate: 30%

First period expected revenue: calendar year 2004

Subsequent to the acquisition of Starfish Software, there have been no significant developments related to the current status of the acquired in-process research and development project that would result in material changes to the assumptions.

The in-process research and development of $406,000 is charged to operations on the acquisition date. The in-process research and development charge has not been included in the accompanying unaudited pro forma condensed combined statement of operations as it represents a non-recurring charge directly related to the acquisition.

There were no historical transactions between Pumatech and Starfish Software.

5.    PRO FORMA ADJUSTMENTS

The accompanying unaudited pro forma combined condensed financial statements have been prepared assuming the transactions described above were completed on July 31, 2003 for balance sheet purposes and as of August 1, 2002 for statement of operations purposes.

The unaudited pro forma combined condensed balance sheet gives effect to the following pro forma adjustments:

(a)	Represents the recognition of the customer contract intangible asset of $3,487,000, the patent intangible asset of $1,320,000, developed technology intangible asset of $10,493,000 and goodwill of $52,242,000 created in the acquisition of Synchrologic.

(b)	Represents the elimination of existing goodwill ($1,830,000) and other assets ($252,000) and recognition of the customer contract intangible asset of $499,000, the patent intangible asset of $168,000, the developed technology asset of $889,000 and goodwill of $2,951,000 created in the acquisition of Spontaneous Technology.

(c)	Represents the following adjustments to accounts payable and accrued expenses (in thousands):

Accrual for Pumatech’s Synchrologic transaction costs	$650
Accrual for Pumatech’s Spontaneous Technology transaction costs	$300
Accrual for Pumatech’s restructuring costs	$645

Net change in accounts payable and accrued expenses	$1,595

(d)	Represents an adjustment to convert the historical convertible debt of Spontaneous Technology to preferred stock upon acquisition ($2,250,000).

(e)	Represents the adjustment of Synchrologic’s deferred revenue to estimated fair value.

(f)	Represents the adjustment of Spontaneous Technology’s deferred revenue to estimated fair value and a write off of deferred revenue where no legal performance obligations exist post-closing, including amounts deferred under SOP 97-2.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED

FINANCIAL STATEMENTS—(Continued)

(g)	Represents the following adjustments to stockholders’ equity (in thousands):

	(1)	(2)	(3)	(4)	(5)	(6)	(7)	Total
Manditorily redeemable convertible preferred stock	$(30,957)	$2,250	$(40,893)	$—	$—	$—	$—	$(69,600)
Common stock	(4,705)	—	(28)	15	1	—	—	(4,717)
Additional paid-in capital	(151)	—	(14,283)	68,952	3,550	—	—	58,068
Treasury stock	2,293	—	—	—	—	—	—	2,293
Accumulated comprehensive income		—	—	—	—	—	—	—
Accumulated deficit	33,368	—	55,547	—	—	(2,422)	(469)	86,024

Total stockholders’ equity	$(152)	$2,250	$343	$68,967	$3,551	$(2,422)	$(469)	$72,068

(1)	To eliminate the historical stockholders’ equity of Synchrologic.
(2)	To convert the historical debt of Spontaneous Technology to preferred stock upon acquisition.
(3)	To eliminate the historical shareholders’ equity of Spontaneous Technology.
(4)	Represents the estimated value of Pumatech’s common stock and common stock options to be issued in the acquisition of Synchrologic, less expected registration costs.
(5)	Represents the estimated value of Pumatech’s common stock to be issued in the acquisition of Spontaneous Technology, less expected registration costs.
(6)	Represents the elimination of in-process research and development on the acquisition of Synchrologic of $2,422,000.
(7)	Represents the elimination of in-process research and development on the acquisition of Spontaneous Technology of $469,000.

The unaudited pro forma combined condensed statement of operations give effect to the following pro forma adjustments:

(h)	Represents (i) the amortization of the Synchrologic customer contract intangible resulting from the proposed acquisition, over an estimated useful life of 54 months, (ii) the amortization of the Synchrologic patent intangible resulting from the proposed acquisition, over an estimated useful life of 54 months, and (iii) the amortization of the Synchrologic developed technology intangible resulting from the proposed acquisition, over an estimated useful life of 54 months.

(i)	Represents (i) the amortization of the Spontaneous Technology customer contract intangible resulting from the proposed acquisition, over an estimated useful life of 48 months, (ii) the amortization of the Spontaneous Technology patent intangible resulting from the proposed acquisition, over an estimated useful life of 48 months, and (iii) the amortization of the Synchrologic developed technology intangible resulting from the proposed acquisition, over an estimated useful life of 48 months.

(j)	Represents the amortization of the Starfish Software customer contract, trademark, developed technology and patent intangible assets resulting from the acquisition. The weighted average life of amortizable intangible assets approximates 4 years.

(k)	To reflect the elimination of in-process research and development arising on the acquisition of Starfish Software.

(l)	To reflect the decrease in interest income related to the cash payment for the acquisition of Starfish Software of $1.7 million.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

(m)	Represents the shares of Pumatech common stock associated with the Synchrologic merger and the acquisition of Spontaneous Technology as described above as if they were outstanding as of August 1, 2002 as follows (in thousands):

Common stock issued in connection with Synchrologic merger	16,200
Common stock issued in connection with Spontaneous Technology acquisition	1,094

17,094

6.    SENSITIVITY ANALYSIS

The transactions presented above are based on assumptions that are reasonable as of the date of this joint proxy statement/prospectus, namely Pumatech will issue 15,170,000 shares of common stock, at a fair value of $4.26 per share, as equity consideration to be paid by Pumatech in connection with the Synchrologic merger in addition to options to purchase approximately 1,030,000 shares of Pumatech’s common stock. The actual number of shares of Pumatech common stock to be issued in the merger will be determined by dividing $60,000,000 by the average closing price of the shares of Pumatech common stock for the thirty consecutive trading days ending on the last complete trading day immediately preceding the closing date of the merger (which amount is subject to adjustment based on the transaction expenses incurred by Synchrologic in connection with the merger), provided that the number of shares of Pumatech common stock shares shall not exceed 19,800,000 or be fewer than 16,200,000 (in each case subject to adjustment based on the transaction expenses incurred by Synchrologic in connection with the merger).

To assist in evaluating the effects of the transaction described above and its effect on Pumatech’s on-going statements of operations, the following information is presented.

Pumatech has assumed in the accompanying unaudited pro forma combined condensed financial statements that 15,170,000 shares of the Pumatech common stock (or approximately 24% of Pumatech’s fully-diluted capital stock as of closing) are issued in connection with the Synchrologic merger based on providing $60,000,000 of equity consideration.

The following represents how changes in the fair value of Pumatech common stock at the time of the closing of the merger would impact intangible assets created in the merger and pro forma net loss per share for the year ended July 31, 2003 given the minimum and maximum limits on the number of shares to be issued:

Number of shares of Pumatech common stock issued (1)	Synchrologic post- merger share ownership	Impact on intangible assets created in the merger(2)	Pro forma net loss per share for the year ended July 31, 2003
		(in thousands)
15,200,000	24.14%	$—	$(0.41)
15,700,000	24.74%	$2,260	$(0.41)
16,200,000	25.33%	$4,392	$(0.41)
16,700,000	25.91%	$6,524	$(0.40)
17,200,000	26.48%	$8,656	$(0.40)
17,700,000	27.04%	$10,788	$(0.40)
18,200,000	27.60%	$12,920	$(0.39)
18,700,000	28.14%	$15,052	$(0.39)

(1)	excludes shares issued in exchange for options
(2)	based on the 5 day average of the share price at the time the acquisition was announced, $4.26 per share

Independent Auditors’ Report

The Board of Directors and Stockholders

Synchrologic, Inc.:

We have audited the accompanying consolidated balance sheets of Synchrologic, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ deficit and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Synchrologic, Inc. and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

/s/    KPMG LLP

Atlanta, Georgia

February 21, 2003, except as to the first

and second paragraphs of note 11,

which are as of February 28, 2003

and April 1, 2003, respectively

SYNCHROLOGIC, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2002 and 2001

	2002	2001
Assets
Current assets:
Cash and cash equivalents	$3,204,263	$5,992,876
Accounts receivable, net of allowance for doubtful accounts of $498,188 and $358,602 in 2002 and 2001, respectively	2,157,350	2,124,267
Prepaid expenses	108,319	114,188
Other current assets	54,486	62,772

Total current assets	5,524,418	8,294,103
Property and equipment, net	449,762	1,013,617

Total assets	$5,974,180	$9,307,720

Liabilities, Mandatorily Redeemable Securities and Stockholders’ Deficit
Current liabilities:
Note payable to bank	$817,000	$—
Current portion of term loan payable to bank	767,536	—
Accounts payable	116,759	648,684
Accrued salaries and wages	552,526	296,108
Other accrued expenses	577,469	383,841
Deferred revenue	1,400,820	1,189,543

Total current liabilities	4,232,110	2,518,176
Term loan payable to bank, excluding current portion	934,040	—

Total liabilities	5,166,150	2,518,176

Mandatorily redeemable securities, no par value; authorized 14,000,000 shares:
Series A convertible preferred stock, redeemable; authorized 1,000,000 shares; issued and outstanding 797,872 shares; aggregate liquidation preference of $750,000	743,508	741,073
Series B convertible preferred stock, redeemable; authorized 3,000,000 shares; issued and outstanding 2,058,333 shares; aggregate liquidation preference of $2,470,000	2,465,700	2,464,088
Series C convertible preferred stock, redeemable; authorized 3,000,000 shares; issued and outstanding 2,793,296 shares; aggregate liquidation preference of $6,500,000	6,488,707	6,484,473
Series D convertible preferred stock, redeemable; authorized 4,000,000 shares; issued and outstanding 3,308,271 shares; aggregate liquidation preference of $27,133,000	21,082,887	20,738,979

Total mandatorily redeemable securities	30,780,802	30,428,613
Stockholders’ deficit:
Common stock, no par value; authorized 20,000,000 shares; 4,858,124 shares issued; 4,093,722 and 4,858,124 shares outstanding at December 31, 2002 and 2001, respectively	4,690,619	4,690,619
Additional paid-in capital	326,898	567,444
Accumulated deficit, including accumulated other comprehensive loss of $118,652 and $57,753 in 2002 and 2001, respectively	(32,697,083)	(26,361,327)
Treasury stock, at cost; 764,402 shares	(2,293,206)	—
Stock subscription receivable	—	(2,535,805)

Total stockholders’ deficit	(29,972,772)	(23,639,069)
Commitments and contingencies (notes 7 and 8)

Total liabilities, mandatorily redeemable securities and stockholders’ deficit	$5,974,180	$9,307,720

See accompanying notes to consolidated financial statements.

SYNCHROLOGIC, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2002, 2001, and 2000

	2002	2001	2000
Revenues:
Software license fees	$5,516,856	$5,366,123	$3,936,823
Services fees	4,493,882	1,893,529	1,423,536

Total revenues	10,010,738	7,259,652	5,360,359

Costs of revenues:
Software license fees	49,583	51,366	49,797
Services fees	3,370,438	2,802,323	1,864,389

Total costs of revenues	3,420,021	2,853,689	1,914,186

Gross profit	6,590,717	4,405,963	3,446,173

Operating expenses:
Research and development	5,448,085	6,427,854	4,680,920
Sales and marketing	5,070,326	7,115,106	5,016,647
General and administrative	2,213,376	1,709,015	1,474,556

Total operating expenses	12,731,787	15,251,975	11,172,123

Loss from operations	(6,141,070)	(10,846,012)	(7,725,950)

Interest expense	(179,454)	(637)	(245,131)
Interest income	45,667	458,489	466,451

Net loss	(6,274,857)	(10,388,160)	(7,504,630)

Deemed dividends on preferred stock	(352,189)	(352,189)	(122,916)

Net loss attributable to common stockholders	$(6,627,046)	$(10,740,349)	$(7,627,546)

Basic and diluted net loss per share attributable to common stockholders	$(1.52)	$(2.22)	$(1.81)

Weighted average outstanding common shares used in computing basic and diluted net loss per share attributable to common stockholders	4,372,258	4,838,227	4,208,817

See accompanying notes to consolidated financial statements.

SYNCHROLOGIC, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Deficit and Comprehensive Loss

Years ended December 31, 2002, 2001, and 2000

	Common stock		Additional paid-in capital	Accumulated deficit	Treasury stock	Stock subscription receivable	Stockholders’ deficit and comprehensive loss

	Shares	Amount
Balance at December 31, 1999	3,149,376	$337,484	$8,282	$(8,410,784)	$—	$—	$(8,065,018)
Net loss	—	—	—	(7,504,630)	—	—	(7,504,630)
Currency translation adjustment	—	—	—	1,187	—	—	1,187

Comprehensive loss							(7,503,443)

Common stock issued from sale and exercise of stock options	569,865	985,066	—	—	—	—	985,066
Common stock issued to officer for stock subscription receivable	1,117,203	3,351,609	—	—	—	(3,351,609)	—
Payments on stock subscription receivable	—	—	—	—	—	1,080,085	1,080,085
Interest on stock subscription receivable	—	—	111,751	—	—	(111,751)	—
Warrants issued to acquire 45,112 common shares in connection with the issuance of 11% debentures	—	—	204,141	—	—	—	204,141
Warrants to acquire 153,383 common shares issued to placement agent in connection with Series D preferred stock financing	—	—	565,845	—	—	—	565,845
Accretion of preferred stock issue costs	—	—	(122,916)	—	—	—	(122,916)

Balance at December 31, 2000	4,836,444	4,674,159	767,103	(15,914,227)	—	(2,383,275)	(12,856,240)
Net loss	—	—	—	(10,388,160)	—	—	(10,388,160)
Currency translation adjustment	—	—	—	(58,940)	—	—	(58,940)

Comprehensive loss							(10,447,100)

Common stock issued from exercise of stock options	21,680	16,460	—	—	—	—	16,460
Accretion of preferred stock issue costs	—	—	(352,189)	—	—	—	(352,189)
Interest on stock subscription receivable	—	—	152,530	—	—	(152,530)	—

Balance at December 31, 2001	4,858,124	4,690,619	567,444	(26,361,327)	—	(2,535,805)	(23,639,069)
Net loss	—	—	—	(6,274,857)	—	—	(6,274,857)
Currency translation adjustment	—	—	—	(60,899)	—	—	(60,899)

Comprehensive loss							(6,335,756)

Accretion of preferred stock issue costs	—	—	(352,189)	—	—	—	(352,189)
Interest on stock subscription receivable	—	—	56,901	—	—	(56,901)	—
Common stock repurchased from officer and forgiveness of accrued interest on stock subscription receivable	—	—	—	—	(2,293,206)	2,592,706	299,500
Warrants to acquire 21,000 Series D preferred shares issued to bank under Credit Agreement	—	—	54,742	—		—	54,742

Balance at December 31, 2002	4,858,124	$4,690,619	$326,898	$(32,697,083)	$(2,293,206)	$—	$(29,972,772)

See accompanying notes to consolidated financial statements.

SYNCHROLOGIC, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2002, 2001, and 2000

	2002	2001	2000
Cash flows from operating activities:
Net loss	$(6,274,857)	$(10,388,160)	$(7,504,630)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	632,090	577,156	326,422
Accretion of original issue discount to interest expense	54,334	—	204,141
Noncash interest expense on convertible debentures converted to Series D preferred stock	—	—	40,986
Provision for losses on accounts receivable	280,699	73,602	107,120
Interest forgiven on stock subscription receivable from officer	299,500	—	—
Loss on disposal of property and equipment	24,600	—	—
Changes in operating assets and liabilities:
Accounts receivable	(313,782)	(830,138)	368,558
Prepaid expenses and other current assets	14,155	355,342	(342,381)
Accounts payable, accrued salaries and wages, and other accrued expenses	(81,879)	350,945	594,358
Deferred revenue	211,277	247,238	(619,845)

Net cash used in operating activities	(5,153,863)	(9,614,015)	(6,825,271)

Cash flows from investing activities:
Purchase of property and equipment	(92,835)	(651,047)	(906,238)

Net cash used in investing activities	(92,835)	(651,047)	(906,238)

Cash flows from financing activities:
Proceeds from term loan payable to bank, net of issue costs	1,647,242	—	—
Increase in note payable to bank	817,000	—	—
Proceeds from warrants issued	54,742	—	204,141
Proceeds from exercise of options and sale of common stock	—	16,460	985,066
Proceeds from issuance of convertible debentures	—	—	1,795,859
Payments on stock subscription receivable	—	—	1,080,085
Proceeds from issuance of Series D convertible preferred stock, net	—	—	18,805,296

Net cash provided by financing activities	2,518,984	16,460	22,870,447

Effect of exchange rate changes on cash	(60,899)	(58,940)	1,187

Net increase (decrease) in cash and cash equivalents	(2,788,613)	(10,307,542)	15,140,125
Cash and cash equivalents at beginning of year	5,992,876	16,300,418	1,160,293

Cash and cash equivalents at end of year	$3,204,263	$5,992,876	$16,300,418

Cash paid for interest expense	$110,944	$637	$—

Supplemental disclosures of noncash transactions:
Accretion of preferred stock issue costs	$352,189	$352,189	$122,916
Conversion of 11% convertible debentures and accrued interest into Series D convertible preferred stock	—	—	2,040,986
Warrants issued to placement agent for services rendered in Series D convertible preferred stock issuance	—	—	565,845
Common stock issued to officer for stock subscription receivable	—	—	3,351,609
Repurchase of common stock from officer in exchange for stock subscription receivable	2,293,206	—	—

See accompanying notes to consolidated financial statements.

SYNCHROLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000

(1)    Summary of Significant Accounting Policies

(a)	Business

Synchrologic, Inc. and subsidiaries (the Company) develop, market, and support comprehensive mobile and wireless infrastructure software products that mobilize enterprise software applications, automate the delivery of documents and web sites and provide mobile systems management tools for laptop and handheld computing devices. The Company’s products are designed to increase the productivity of mobile workers by giving them access to critical information wherever and whenever they need it and to lower costs of ownership of mobile computing devices by providing more efficient administration of the devices. The Company markets its products directly to business and governmental organizations, value-added resellers, and to software application vendors who integrate the Company’s software into their products for license to end users on an original equipment manufacturer (OEM) basis.

(b)	Liquidity

The financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During 2002, the Company incurred a net loss attributable to common stockholders of approximately $6.6 million. Despite historical operating losses, the Company believes it is appropriate to prepare the financial statements on a going concern basis for the following reasons:

•	The Company achieved improved operating results during the latter part of 2002 and early 2003.

•	The Company had a cash balance of $3,204,263 at December 31, 2002 and had availability on the revolving line of credit of approximately $831,000 which management believes provide sufficient liquidity to fund cash needs in 2003, including operating losses, capital expenditures, and debt service requirements.

•	The Company was in compliance with its financial debt covenants, as amended (see note 3), as of December 31, 2002, and based on its forecasts, expects to be in compliance with its financial debt covenants during 2003. Additionally, based on its forecasts, the Company expects to have sufficient liquidity to meet all debt and capital expenditure requirements as they become due and payable.

Historically, the Company has funded its operating losses through the sale of redeemable convertible preferred stock (see note 4). The holders of such stock, if not converted, can require the Company to redeem the outstanding redeemable convertible preferred stock in August 2005. Management believes the Company has sufficient liquidity to meet its obligations through December 2003.

(c)	Principles of Consolidation

The consolidated financial statements include the accounts of Synchrologic, Inc. and its wholly owned subsidiaries: Synchrologic Europe Limited, a United Kingdom limited corporation, Synchrologic Deutschland GmbH, and Synchrologic Italia Srl. All significant intercompany balances and transactions have been eliminated in consolidation.

SYNCHROLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2001 and 2000

(d)	Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

(e)	Revenue Recognition

Software license fees consist of revenue derived from the licensing of software to business and governmental organizations and royalty fees from OEM’s. The Company recognizes revenue in accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) No. 97-2, Software Revenue Recognition. For arrangements with multiple elements, and for which vendor specific objective evidence (VSOE) of fair value exists for the undelivered elements, revenue is recognized for the delivered elements based upon the residual method in accordance with SOP No. 98-9, Modifications of SOP 97-2 with Respect to Certain Transactions. License fees are recognized as revenue when the license agreement is signed, the license fees are fixed and determinable, delivery of the software has occurred, and collectibility of fees is considered probable. Revenue is deferred when an arrangement calls for future delivery of products or services for which the Company has not established VSOE to allocate a portion of the fee to the undelivered element. In such cases, revenue is recognized when the undelivered elements or services are delivered or performed. When undelivered elements consist of development services for features or functionality that are essential to the operation of the Company’s software, associated fees are recognized using the percentage-of-completion method of accounting. Royalty revenue from OEM’s is recognized when reported to the Company by the OEM’s and all applicable revenue recognition criteria have been met. The Company often requires payment of a nonrefundable royalty fee in arrangements with OEM’s. In such cases, revenue is recognized when the license agreement is signed, the license fees are fixed and determinable, delivery of the software has occurred, and collectibility of the fees is considered probable. Arrangements with OEM’s which involve significant future obligations of the Company are generally recognized as such obligations are fulfilled and associated fees are earned and payable.

Services revenue consists of fees from professional services associated with the Company’s software including maintenance, customer support, consulting, and training. Maintenance, which includes updates and upgrades of the Company’s software, and customer support fees are recognized as revenue ratably over the period of the service agreement, which is generally one year in length. Revenue from consulting and training services are recognized as the services are performed. When arrangements with customers involve a combination of software and service elements, the associated elements are unbundled and fees are allocated to individual elements based upon VSOE of fair value and recognized as revenue in accordance with the practices set forth above.

Deferred revenue in the accompanying consolidated balance sheets represents payments received from customers or billings invoiced to customers in advance of revenue recognition.

(f)	Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with original maturities of three months or less when purchased to be cash equivalents.

SYNCHROLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2001 and 2000

(g)	Accounts Receivable

Accounts receivable are presented net of the allowance for doubtful accounts. The Company makes judgments as to its ability to collect outstanding receivables and provides allowance for the receivables when collection becomes doubtful. Management considers the following when evaluating the adequacy of the allowance for doubtful accounts in any accounting period: historical bad debts, the age of the accounts receivable, customer creditworthiness, and current economic trends. Should any of these factors change, the estimates made by management will also change, which could impact the Company’s future provision for doubtful accounts.

(h)	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives (two years for computer hardware and software, two to five years for furniture and fixtures and office equipment) of the related assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the asset.

(i)	Research and Development and Software Development Costs

Under the criteria set forth in Statement of Financial Accounting Standards (SFAS) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed, capitalization of software development costs begins upon the establishment of technological feasibility of the product. Establishing technological feasibility, and the ongoing assessment of the recoverability of these costs, requires considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenue, estimated economic life, and changes in software and hardware technology. To date, research and development costs incurred subsequent to establishing technological feasibility of the Company’s software products have not been material. Accordingly, the Company has expensed all research and development costs as incurred.

(j)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(k)	Stock-Based Compensation

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including Financial Accounting Standards Board (FASB) Interpretation No. 44, Accounting for Certain Transactions Involving Stock-Based Compensation an Interpretation of APB Opinion No. 25, to account for its fixed-plan stock options. Under this method, compensation expense

SYNCHROLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2001 and 2000

is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123. This statement amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements. Certain disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in these notes to consolidated financial statements.

As permitted by SFAS No. 123, the Company applies the provisions of APB Opinion No. 25 in accounting for its stock option plans and, accordingly, no additional compensation cost has been recognized for its stock options in the accompanying consolidated financial statements. Had the Company determined compensation cost based on the fair value of the stock options at the grant date, the Company’s pro forma net loss and pro forma net loss per share attributable to common stockholders for the years ended December 31, 2002, 2001, and 2000 would have been as follows:

	2002	2001	2000
Historical net loss attributable to common stockholders	$(6,627,046)	(10,740,349)	(7,627,546)
Deduct:
Total stock-based compensation expense determined under fair value based method for all awards	(58,000)	(1,111,000)	(677,000)

Pro forma net loss attributable to common stockholders	$(6,685,046)	(11,851,349)	(8,304,546)

Reported basic and diluted net loss per share attributable to common stockholders	$(1.52)	(2.22)	(1.81)
Pro forma basic and diluted net loss per share attributable to common stockholders	$(1.53)	(2.45)	(1.97)

During 2002, the Company granted options to acquire 44,500 shares of common stock to employees and directors at exercise prices equal to the fair value of the shares at the date of grant. The per share weighted average fair value of options granted during 2002 was $3.03 per option on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: weighted average fair value of $4.28 per common share, expected dividend yield 0%, expected volatility 100%, risk-free interest rate of 4.10%, and an expected option life of four years.

During 2001, the Company granted options to acquire 690,000 shares of common stock to employees and directors at exercise prices equal to the fair value of the shares at the date of grant. The per share weighted average fair value of options granted during 2001 was $3.57 per option on the date of grant using the Black-Scholes option pricing model with the following weighted average

SYNCHROLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2001 and 2000

assumptions: weighted average fair value of $5.00 per common share, expected dividend yield 0%, expected volatility 100%, risk-free interest rate of 5.03%, and an expected option life of four years.

During 2000, the Company granted options to acquire 980,500 shares of common stock to employees and directors at exercise prices equal to the fair value of the shares at the date of grant. The per share weighted average fair value of options granted during 2000 was $2.76 per option on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: weighted average fair value of $3.87 per common share, expected dividend yield 0%, expected volatility 100%, risk-free interest rate of 5.24%, and an expected option life of four years.

(l)	Foreign Currencies

Assets and liabilities recorded in foreign currencies are translated into U.S. dollars at the exchange rate prevailing on the balance sheet date. Revenue, costs, and expenses are translated into U.S. dollars at average exchange rates for the period. Translation adjustments resulting from this process are charged or credited to other comprehensive income (loss) which is included as a component of the accumulated deficit in the accompanying consolidated financial statements.

(m)	Long-Lived Assets and Long-Lived Assets to Be Disposed Of

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes both SFAS No. 121 and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions (Opinion 30) for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. For example, SFAS No. 144 provides guidance on how a long-lived asset that is used as part of a group should be evaluated for impairment, establishes criteria for when a long-lived asset is held for sale, and prescribes the accounting for a long-lived asset that will be disposed of other than by sale. SFAS No. 144 retains the basic provisions of Opinion 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). The Company adopted SFAS No. 144 on January 1, 2002. SFAS No. 144 did not have any impact on the Company’s consolidated financial statements.

(n)	Recent Accounting Pronouncements

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force (EITF) Issue No. 94-3. SFAS No. 146 is effective for restructuring activities initiated after December 31, 2002. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost was recognized at the date of the commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The Company adopted the provisions of SFAS No. 146 effective January 1, 2003. The adoption of this standard did not have any impact on the Company’s consolidated financial statements.

SYNCHROLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2001 and 2000

In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN No. 45 requires disclosure about the guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN No. 45 are effective for financial statements of annual periods ending after December 15, 2002. The Company’s software license agreements do not provide indemnification for any third party performance. The adoption of this standard has not had an impact on the Company’s consolidated financial statements.

In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Synchrologic does not expect the adoption of EITF Issue No. 00-21 to have a material impact on its financial position or results of operations.

In December 2002, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure.” SFAS No. 148 amended SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. It also requires additional disclosures about the effects on reported net income of an entity’s accounting policy with respect to stock-based employee compensation. Synchrologic has elected to adopt the transition and disclosure requirements of SFAS No. 148 which are effective for fiscal years ending after December 15, 2002 and has elected to continue to account for employee stock options under Accounting Principles Board (“APB”) Opinion No. 25. The interim disclosure requirements are effective for interim periods commencing after December 15, 2002.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities. This interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition of consolidation does not apply. This interpretation focuses on financial interests that indicate control. Variable interests may arise from financial instruments, service contracts, nonvoting ownership interests and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities and the results of operations of the variable interest entity in its financial statements. This interpretation applies immediately to variable interest entities that are created after or for which control is obtained after January 31, 2003. For variable interest entities created prior to February 1, 2003, the provisions would be applied effective July 1, 2003. As of December 31, 2002, the Company had no interest in an entity which would qualify as a variable interest entity. As a result, the adoption of this interpretation did not have an impact on the Company’s consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which is effective for the Company beginning January 1, 2004. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Company has not determined the impact of SFAS No. 150 on its 2004 consolidated financial statements.

SYNCHROLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2001 and 2000

(o)	Segment and geographic reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, established standards for reporting information about operating segments in a company’s financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company operates in one industry segment: synchronization software and services.

The Company operates in two geographic regions: the Americas (United States, Canada and Latin America) and EMEA (Europe, Middle East and Africa). The following represents revenues and long-lived assets, net by geographical region:

	Americas	EMEA	Total
As of and Year Ended December 31, 2002
Revenues	$9,294,338	$716,400	$10,010,738
Long-lived assets, net	435,740	14,022	449,762

As of and Year Ended December 31, 2001
Revenues	$6,275,522	$984,130	$7,259,652
Long-lived assets, net	927,043	86,574	1,013,617

As of and Year Ended December 31, 2000
Revenues	$5,332,832	$27,527	$5,360,359
Long-lived assets, net	913,157	24,391	937,548

(p)	Net Loss per Share Attributable to Common Stockholders

Basic net loss per share attributable to common stockholders is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for each period. Diluted net loss per share attributable to common stockholders is computed giving effect to all potentially dilutive securities including options, warrants, and redeemable convertible preferred stock. Potentially dilutive securities are excluded from the computation of diluted net loss per share attributable to common stockholders if their effect is antidilutive. For the years ended December 31, 2002, 2001 and 2000, basic net loss per share attributable to common stockholders is the same as diluted net loss per share attributable to common stockholders because all potentially dilutive securities were antidilutive in computing diluted net loss per share for these periods.

Options and warrants to acquire 248,995, 1,043,462, and 1,006,967 shares of common stock during the years ended December 31, 2002, 2001 and 2000, respectively, were outstanding but not included in the calculation of weighted average shares outstanding because the option and warrant exercise prices were higher than the average market price of the Company’s common stock during those periods. In addition, diluted net loss per share attributable to common stockholders excludes the potentially dilutive effect of options and warrants to purchase approximately 388,912, 876,016, and 489,774 shares of the Company’s common stock during the years end December 31, 2002, 2001, and 2000, respectively, as the Company incurred losses and their inclusion would have been anti-dilutive.

SYNCHROLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2001 and 2000

(2)    Property and Equipment

Property and equipment at December 31, 2002, and 2001 consists of the following:

	2002	2001
Computer hardware and software	$1,883,117	$1,854,891
Furniture and fixtures	264,963	264,963
Leasehold improvements	203,097	196,203
Office equipment	174,991	172,692

	2,526,168	2,488,749

Less accumulated depreciation and amortization	2,076,406	1,475,132

	$449,762	$1,013,617

(3)    Bank Credit Facility

On April 2, 2002, the Company entered into a credit facility agreement (Credit Agreement) with a bank providing borrowings of up to $4.25 million under a term loan and revolving line of credit.

The Company borrowed $1,750,000 under the term loan component of the facility at closing. Borrowings under the term loan bear interest at a fixed rate of 8% per annum. Under the term loan, the Company must make monthly interest only payments of $11,667 during the first nine months of the term. Thereafter, the Company must make monthly principal and interest payments of $79,147 beginning February 5, 2003 through the term Loan’s maturity date of January 5, 2005. The principal portion of the term loan is due as follows: $767,536 in 2003, $903,840 in 2004, and $78,624 in 2005. The carrying value of the noncurrent portion of the term loan payable to bank includes an unaccreted discount at December 31, 2002 of $48,424. The Company has recorded $54,742 of the proceeds borrowed under the term loan as original issue discount which reflects warrants to purchase 21,000 shares of the Company’s Series D Preferred stock issued to the lender under the Credit Agreement. The exercise price of each warrant share is the lower of $6.65 or the price of the Company’s next round of equity financing. The warrants expire in April 2012. See also note 4(f).

The revolving line of credit portion of the facility (Revolver) provides the Company with a borrowing capacity of up to $2,500,000 and matures on April 1, 2003. Borrowings under the Revolver are limited to a percentage of eligible accounts receivable, as defined in the Credit Agreement. Interest on borrowings under the Revolver is payable monthly at a variable rate of interest based on the lender’s prime rate plus 0.75% and was 5.00% at December 31, 2002. At December 31, 2002, borrowings outstanding under the Revolver were $817,000 and the Company had unused borrowing capacity of approximately $831,000.

SYNCHROLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2001 and 2000

Borrowings under the Credit Agreement are secured by all of the Company’s assets. Also, the Company is required to maintain its cash and investment accounts with the lender but may hold up to $1 million of cash and investments at other credit worthy financial institutions. In addition, the Credit Agreement requires that the Company maintain compliance with certain financial and other covenants. The financial covenants under the Credit Agreement prohibit the Company from exceeding certain maximum net loss amounts and require a minimum monthly quick ratio as defined in the Credit Agreement. During 2002, the Company was in violation of the covenant for net loss amounts and subsequently cured such violation through an amendment of the Credit Agreement. As of December 31, 2002, the Company was in compliance with all financial and other covenants under the Credit Agreement.

(4)    Mandatorily Redeemable Securities and Stockholders’ Deficit

(a)	Series D Convertible Preferred Stock Issuance

In August 2000, the Company issued 3,308,271 shares of Series D convertible redeemable preferred stock (Series D Preferred) for $6.65 per share. The consideration for such shares consisted of $19,959,016 in cash and the conversion of its $2 million 11% convertible debentures and accrued interest aggregating $2,040,986. The Company has recorded the issuance of Series D Preferred net of issue costs of $1,719,563, which includes cash costs and the fair value of the warrants issued to the placement agent described in note 4(f) below, and is accreting the issue costs using the effective interest method to the earliest redemption date by charging additional paid-in capital and increasing the carrying value of the Series D Preferred.

Dividends accrue at $0.665 per annum per share for the Series D Preferred, are not cumulative, and are payable when declared by the Company’s board of directors. No dividends have been declared or accrued in these financial statements through December 31, 2002.

Each outstanding share of the Series D Preferred is convertible into one share of common stock and may be converted at any time. This initial conversion ratio is adjustable upon the issuance of any class of capital stock or convertible securities of the Company at a price less than $6.65 per share or the then existing conversion price per share. The Series D Preferred automatically converts to common stock upon a public offering in which the Company receives at least $30,000,000 and the price of each share is at least $19.95.

In the event of any voluntary or involuntary dissolution, liquidation, or winding up of the affairs of the Company, certain merger transactions or the sale of all or substantially all of the Company’s assets, the holders of the Series D Preferred are entitled to receive their original purchase price plus all accrued dividends, whether or not declared by the board of directors, prior to a distribution of residual assets for any other class of the Company’s stock. After the liquidation preference of the Series D Preferred holders is satisfied, the holders of the Series C Preferred and the Series A and B Preferred, in that order, are entitled to receive their original purchase price plus any accrued and declared but unpaid dividends prior to distribution of residual assets for any other class of stock. After these liquidation preferences are satisfied, the remaining net assets of the Company, if any, are to be distributed pro-rata among the holders of the common and Series A and B Preferred on an as-if-converted basis.

Holders of the Series D Preferred, Series C Preferred, and Series A and B Preferred stock are entitled to the number of votes per share equivalent to the number of common shares into which their shares may be converted based upon the conversion ratio in effect at the record date of any vote. In addition, any amendment to the Company’s bylaws or articles of incorporation, any change in the

SYNCHROLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2001 and 2000

rights or preferences of the Series D Preferred, the redemption or repurchase by the Company of any class of its securities, and any sale or merger of the Company, as well as certain other transactions, require consent of a majority of the holders of the Series D Preferred. Also, the lead investor in the Series D Preferred has the right to appoint one member to the Company’s board of directors.

A majority of the holders of the Series D Preferred can require redemption of any or all of the Series D Preferred of the Company outstanding on or after August 25, 2005 for the original purchase price plus all declared and accrued dividends. Upon any such redemption, the Company must first redeem all of the outstanding Series D Preferred shares and then, to the extent the Company has sufficient legally available funds, redeem the Series C Preferred and then Series A and B Preferred, in that order.

(b)	Series C Convertible Preferred Stock

In August 1998, the Company sold 2,793,296 shares of Series C convertible redeemable preferred stock (Series C Preferred) for $2.327 per share. The consideration for such shares consisted of $5,441,778 in cash and the conversion of accrued interest and notes payable to stockholders aggregating $1,058,222.

Dividends accrue at $0.2327 per annum for the Series C Preferred, are not cumulative, and are payable if and when declared by the board of directors. No dividends have been declared or accrued through December 31, 2002.

Each outstanding share of Series C Preferred is initially convertible into one share of common stock and may be converted at any time. This initial conversion ratio is adjustable upon the issuance of any class of capital stock or convertible security of the Company at a price less than $2.327 per share or the then existing conversion price per share. The Series C Preferred automatically converts to common stock upon a public offering in excess of $10 per share and net proceeds in excess of $20 million.

The redemption amount of the Series C Preferred is the original amount paid plus any declared but unpaid dividends. The redemption date coincides with the redemption date of the Series D Preferred.

Any amendment to the Company’s bylaws or articles of incorporation, the redemption or repurchase by the Company of its common stock, and any sale or merger of the Company requires consent of a majority of the holders of the Series C Preferred. In addition, the lead Series C investor has the right to appoint one member of the Company’s board of directors.

The Company has recorded the issuance of Series C Preferred net of issue costs of $29,642 and is accreting the issue costs using the effective interest method to the earliest redemption date by charging additional paid-in capital and increasing the carrying value of the Series C Preferred.

(c)	Series A and B Convertible Preferred Stock

The rights, preferences, and restrictions of the Series A Convertible Preferred and the Series B Convertible Preferred stock are substantially the same. Accordingly, the two series are together referred to as the “Series A and B Preferred”.

In June 1996, the Company sold 2,058,333 shares of Series B convertible preferred stock for $1.20 per share in cash. The Company sold 797,872 shares of Series A convertible preferred stock for $0.94 per share in cash in September 1995. Dividends accrue at $0.10 per annum for the Series A and

SYNCHROLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2001 and 2000

B Preferred. Such dividends are payable if and when declared by the board of directors and are not cumulative. No dividends have been declared or accrued through December 31, 2002.

Each outstanding share of Series A and B Preferred is initially convertible into one share of common stock and may be converted at any time. The conversion price for the Series A and B Preferred is $0.94 and $1.20, respectively, and is adjustable upon the issuance of any class of capital stock or convertible security of the Company at a price less than the then existing conversion price for each series. Series A and B Preferred automatically convert into common stock upon the completion of a public offering in excess of $10 per share with net proceeds in excess of $20 million.

The redemption amount of the Series A and B Preferred is the original amount paid plus any declared but unpaid dividends. The redemption date coincides with the redemption date of the Series D Preferred.

Any amendment to the Company’s bylaws or articles of incorporation, the redemption or repurchase by the Company of its common stock, and any sale or merger of the Company require consent of a majority of the holders of the Series A and B Preferred. The holders of the Series A and B Preferred, as a class, are entitled to appoint two members to the Company’s board of directors. The Company has recorded the issuance of Series A and B Preferred net of issue costs of $24,141 and $14,781, respectively, and is accreting the issue costs using the effective interest method to the earliest redemption date by charging additional paid-in capital and increasing the carrying value of the Series A and B Preferred.

(d)	Common Stock

In May 2000, the Company entered into a stock subscription and purchase agreement with an officer of the Company in connection with such officer’s employment with the Company. Under the agreement, the Company issued 1,117,203 common shares to the officer in exchange for full recourse notes receivable totaling $3,351,609. The Company received payment of $1,080,085 for the notes in 2000, including interest. In May 2002, the Company repurchased 764,402 shares from the officer at fair value of $3.00 per share, or $2,293,206, and forgave $299,500 of interest on the associated notes. The interest forgiven on the notes is included in general and administrative expense in the accompanying consolidated 2002 statement of operations.

In May 2000, the Company sold 333,333 shares of its common stock to an officer of the Company for cash at the fair value of $3.00 per share.

In October 1996, the Company issued 1,000,000 shares of common stock to an officer of the Company in connection with such officer’s employment with the Company. The Company has the right to reacquire such shares for the amount paid by such officer, which is equal to the amount of taxes paid as a result of receiving such shares, in the event such officer’s employment is terminated. The Company’s right to repurchase such shares expires upon the earlier of September 30, 2003 or the occurrence of a liquidity event, as defined.

At December 31, 2002, 8,957,772 shares of common stock were reserved for issuance upon conversion of the Series A, B, C, and D Preferred shares, 219,495 shares upon exercise of outstanding warrants described in note 4(f), and 2,992,171 shares for issuance under the Company’s stock option plans described in note 4(e).

SYNCHROLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2001 and 2000

(e)	Stock Options

In April 2001, the Company adopted the Synchrologic, Inc. and subsidiaries 2001 Stock Incentive Plan (2001 Plan). The board of directors is authorized to grant options to acquire 1,500,000 shares of common stock to be issued pursuant to the 2001 Plan. At December 31, 2002 and 2001, options to acquire 1,455,500 and 1,005,200 common shares, respectively, were available to be granted under the 2001 Plan.

Under the Company’s 1995 Stock Option Plan (1995 Plan), the board of directors is authorized to grant options to acquire up to 2,040,000 shares of common stock. At December 31, 2002 and 2001, options to acquire 1,118,259 and 265,988 common shares, respectively were available to be granted under the 1995 Plan.

The option price under both plans is to be the fair market value on the date of grant unless otherwise determined by the board; however, the option price shall not be less than 75% of fair market value. The options generally vest ratably over a four year period beginning one year from the date of grant and expire as determined by the board of directors but not more than ten years from the date of grant.

In July 2002, the Company offered a voluntary stock option exchange program, which allowed employees, at their election, to forfeit a portion or all of their unexercised stock options effective July 15, 2002 and receive, no sooner than six months and one day after July 15, 2002, new options to purchase the same number of shares underlying the options forfeited in the program. In order to receive new options in exchange for forfeited options, a participant in the program must be employed by the Company on the date the new options are issued. Under the program, the exercise price of the newly issued options will be fair value as determined on the issue date of the new options. The vesting periods for the new options remained the same as the forfeited option grants. Unexercised options to acquire 895,033 shares with a weighted average exercise price of $4.63 per share were forfeited and are eligible to receive an equivalent number of option shares as part of the program.

A summary of the Company’s stock option activity and related information for the years ended December 31, 2002, 2001, and 2000 follows:

	December 31, 2002		December 31, 2001		December 31, 2000
	Number of Shares	Weighted average exercise price	Number of Shares	Weighted average exercise price	Number of Shares	Weighted average exercise price
Outstanding at beginning of period	1,720,983	$3.6240	1,298,246	$2.9212	700,125	$0.2030
Granted	44,500	4.2809	690,000	5.0000	980,500	3.8653
Exercised	—	—	(21,680)	0.7592	(236,532)	0.1470
Forfeited	(1,347,071)	4.5032	(245,583)	4.0272	(145,847)	0.7628

Outstanding at end of period	418,412	0.8634	1,720,983	3.6240	1,298,246	2.9212

Shares available for future grants	2,573,759		1,271,188		215,605

SYNCHROLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2001 and 2000

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding at December 31, 2002	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2002	Weighted average exercise price
$0.10 to $0.12	116,148	4.38	$0.1146	116,148	$0.1146
$0.35	155,264	6.19	0.3500	142,754	0.3500
$0.85	96,000	7.11	0.8500	68,437	0.8500
$3.00	5,500	7.31	3.0000	3,667	3.0000
$5.00	45,500	8.99	5.0000	5,109	5.0000

	418,412	6.22	0.8634	336,115	0.4701

Options exercisable at December 31, 2001 were 664,008 and their weighted average exercise price was $2.7293.

(f)	Warrants

The Company issued a warrant to purchase up to 21,000 shares of the Company’s Series D Preferred shares in April 2002, in connection with the credit facility described in note 3 above. The exercise price of each warrant share is the lesser of $6.65 per share or the price per share of the Company’s next round of equity financing. The warrants were valued at $54,742 using the Black-Scholes pricing model based on an estimated fair value of $3.00 per common share with the following weighted average assumptions: expected dividend yield 0%, expected volatility 100%, risk-free interest rate of 5.15%, and a stated life of ten years. The Company recorded the fair value of the warrants as an increase to additional paid in capital, and an original issue discount on the term loan payable. The warrant expires on April 1, 2012 and may be exercised at any time prior thereto. All of the warrants are outstanding at December 31, 2002.

The Company issued warrants to purchase 153,383 shares of common stock to the placement agent in consideration for services rendered in the Series D Preferred stock financing. Each warrant enables the holder to purchase one share of common stock for $6.65 and expires on August 25, 2005. The estimated fair value of the warrants at the date of grant was $565,845 calculated using the Black-Scholes pricing model based on an estimated fair value of $5.00 per common share with the following weighted average assumptions: expected dividend yield 0%, expected volatility 100%, risk-free interest rate of 6.00%, and a stated life of five years. The value of the warrants was included in the issue costs of the Series D Preferred. All of the warrants are outstanding at December 31, 2002.

Prior to issuing the Series D Preferred, the Company borrowed $2.0 million from certain Series A, B, and C Preferred investors. Under the terms of the loan agreement, the notes were due on the earlier of December 31, 2000 or the closing date of the next equity financing completed by the Company. The notes were convertible into securities issued in the next equity financing at the same price and terms offered in such financing. In connection with issuing the notes, the Company issued 45,112 warrants to purchase common stock to the holders of the notes. Each warrant enables the holder to purchase one share of common stock for $5.00 per share and expires on June 19, 2010. The warrants were valued at

SYNCHROLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2001 and 2000

$204,141 using the Black-Scholes pricing model based on an estimated fair value of $5.00 per common share with the following weighted average assumptions: expected dividend yield 0%, expected volatility 100%, risk-free interest rate of 6.5%, and a stated life of ten years. The value assigned to the warrants was recorded as interest expense in 2000. All of the warrants are outstanding at December 31, 2002.

(5)    401(k) Retirement Plan

The Company has a savings plan, which covers substantially all full-time employees and qualifies under Section 401(k) of the Internal Revenue Code. Participating employees may defer up to 15% of pretax salary, but not more than statutory limits. Although it may elect to do so in the future, the Company made no contributions to the plan during 2002, 2001 or 2000.

(6)    Income Taxes

No income taxes were recorded during 2002, 2001, and 2000 because the Company reported net operating losses with no recognizable benefit. Income tax benefit differed from the amount by applying the statutory U.S. Federal income tax rate of 34% to loss before income taxes as a result of the following:

	2002	2001	2000
Computed “expected” income tax benefit	$(2,133,451)	$(3,531,974)	$(2,551,574)
(Increase) decrease in income tax benefit resulting from:
Nondeductible items	13,506	14,548	79,868
State tax benefits	(175,042)	(321,815)	(273,044)
Other, including foreign tax rate differential	(34,058)	(17,698)	58,702
Increase in valuation allowance	2,329,045	3,856,939	2,686,048

Actual income tax benefit	$—	$—	$—

The income tax effect of temporary differences that give rise to significant portions of the Company’s deferred income tax assets and liabilities is presented below:

	2002	2001
Deferred income tax asset:
Net operating losses	$11,775,673	$9,557,706
Deferred revenue	65,240	64,998
Accrued expenses	44,055	44,135
Allowance for doubtful accounts	161,433	124,554
Depreciation	185,627	134,707
Other	45,040	21,923

Total gross deferred income tax assets	12,277,068	9,948,023

Valuation allowance for gross deferred income tax assets	(12,277,068)	(9,948,023)

Net deferred income tax assets	$—	$—

SYNCHROLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2001 and 2000

The valuation allowance for deferred income tax assets as of December 31, 2002 and 2001 was $12,277,068 and $9,948,023, respectively. The net change in the total valuation allowance for the years ended December 31, 2002, 2001, and 2000 was an increase of $2,329,045, $3,888,198, and $2,826,266, respectively. The increase in the valuation allowance for deferred income taxes includes $31,259 and $140,217 for the years ended December 31, 2001 and 2000 attributable to deductions for stock options. The benefit of these deductions will be credited to additional paid-in capital when recognized. In assessing the realization of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the uncertainty surrounding utilization of these potential future tax benefits, the Company has recorded a valuation allowance which reduces the associated deferred tax asset to zero.

The Company has approximately $31.0 million in net operating loss carryforwards at December 31, 2002 which expire at various dates through December 31, 2022 and may be used to reduce income tax expense and income taxes payable in future years. Approximately $545,000 of the net operating losses is from deductible compensatory elements of nonqualified stock options. The Company’s ability to use operating loss carryforwards may be subject to provisions of the Internal Revenue Code that limit the amount of operating loss carryforwards that can be used in future years due to substantial changes in a company’s ownership.

(7)    Litigation

On December 5, 2002, a competitor of the Company filed a lawsuit in the United States District Court of Northern California alleging the Company had infringed certain patents held by the competitor. The lawsuit seeks an injunction against the Company from selling products that are alleged to infringe the plaintiff’s patents and unspecified damages and attorney’s fees. On February 14, 2003, the Company responded to the suit denying infringement and challenging the validity and enforceability of the asserted patents and, in addition, filed counterclaims against the plaintiff. The Company believes that the case is without merit, that there are good grounds to support defenses with respect to this action, and therefore intends a vigorous defense of the claims; however, this matter is in its early stages and litigation is inherently uncertain. As a result, the Company is unable to predict the ultimate outcome of this matter. The Company has not reflected any amounts in the financial statements related to this matter.

(8)    Commitments

The Company leases its office facilities under noncancelable operating leases which expire at various times through December 2004. At December 31, 2002, the future minimum lease payments are as follows:

Year ending December 31:
2003	$463,306
2004	481,850

$945,156

Rent expense for the years ended December 31, 2002, 2001, and 2000 was approximately $659,000, $657,000, and $381,000 respectively.

SYNCHROLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2001 and 2000

(9)    Concentrations of Credit Risk

(a)	Financial Instruments

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. Cash balances are held at four credit worthy financial institutions. Cash balances held in the United States routinely exceed federally insured amounts. Credit is extended to customers without requiring collateral and the Company’s trade accounts receivable balance often is comprised of a few customers, which comprise a significant portion of the total accounts receivable balance. Management regularly performs credit evaluations on potential customers and sets credit limits and payment terms accordingly.

(b)	Major Customers

During the year ended December 31, 2002, revenue from two customers represented approximately 23% and 14% of total revenues. At December 31, 2002, accounts receivable from three customers represented approximately 21%, 17%, and 14% of accounts receivable, net.

During the year ended December 31, 2001, revenue from two customers represented approximately 25% and 11% of total revenue. At December 31, 2001, accounts receivable from one customer represented approximately 35% of accounts receivable, net.

During the year ended December 31, 2000, revenue related to one customer represented 10% of total revenue. At December 31, 2000, accounts receivable from three customers represented approximately 55%, 29%, and 18% of accounts receivable, net.

(10)    Quarterly Results of Operations (unaudited)

Following are unaudited quarterly results of operations for the years ended December 31, 2002 and 2001:

2002	Mar. 31	Jun. 30	Sep. 30	Dec. 31
Revenues	$2,474,296	$1,453,778	$2,474,560	$3,608,104
Gross profit	1,500,532	760,933	1,537,889	2,791,363
Net (loss)/income attributable to common stockholders	(1,994,512)	(3,000,774)	(1,760,082)	128,322
Net (loss)/income per share attributable to common stockholders - basic and diluted	(0.41)	(0.72)	(0.43)	0.03

2001	Mar. 31	Jun. 30	Sep. 30	Dec. 31
Revenues	$981,491	$1,713,293	$2,417,346	$2,147,522
Gross profit	364,830	1,022,285	1,693,421	1,325,427
Net loss attributable to common stockholders	(3,180,730)	(2,876,937)	(2,050,111)	(2,632,571)
Net loss per share attributable to common stockholders - basic and diluted	(0.66)	(0.59)	(0.42)	(0.54)

(11)    Subsequent Events

Effective February 28, 2003, the Company completed its stock option exchange program for employees by issuing options to purchase 895,033 common shares to employee participants in exchange for the option shares forfeited under the program. The exercise price of the newly issued shares is $0.05 per share, representing fair value on that date.

Effective April 1, 2003, the Company renewed its revolving line of credit with a bank described under note 3 for a one-year term. Initially, borrowings under the renewed revolving line of credit bear interest at the greater of: (a) 0.75% plus the bank’s prime rate; or (b) 4.25%. The interest rate on borrowings decreases to 0.5% plus the bank’s prime rate upon the Company receiving $3 million in equity financing and decreases to the bank’s prime rate upon the Company achieving positive net income for a calendar quarter. As part of the renewal, the Company issued a warrant for 10,000 Series D Preferred shares to the lender. The bank will waive its right to 5,000 shares under the warrant if the Company raises $3 million in equity financing prior to September 30, 2003 on terms acceptable to the bank. The exercise price of each warrant share is the lower of $6.65 or the price of the Company’s next round of equity financing. All other terms and conditions of the revolving loan agreement are substantially the same as the previous agreement.

SYNCHROLOGIC, INC. AND SUBSIDIARIES

June 30, 2003 and December 31, 2002 Consolidated Balance Sheets

(Unaudited)

	June 30, 2003	December 31, 2002
Assets

Current assets:
Cash and cash equivalents	$2,631,733	$3,204,263
Accounts receivable, net of allowance for doubtful accounts of $531,354 and $498,188, respectively	2,145,483	2,157,350
Prepaid expenses	158,659	108,319
Other current assets	53,461	54,486

Total current assets	4,989,336	5,524,418
Property and equipment, net	337,490	449,762

Total assets	$5,326,826	$5,974,180

Liabilities, Mandatorily Redeemable Securities and Stockholders’ Deficit
Current liabilities:
Note payable to bank	$817,000	$817,000
Current portion of term loan payable to bank	868,515	767,536
Accounts payable	233,192	116,759
Accrued salaries and wages	458,696	552,526
Other accrued expenses	897,488	577,469
Deferred revenue	1,393,903	1,400,820

Total current liabilities	4,668,794	4,232,110
Term loan payable to bank, excluding current portion	506,544	934,040

Total liabilities	5,175,338	5,166,150

Mandatorily redeemable securities, no par value; authorized 14,000,000 shares:
Series A convertible preferred stock, redeemable; authorized 1,000,000 shares; issued and outstanding 797,872 shares; aggregate liquidation preference of $750,000	744,726	743,508
Series B convertible preferred stock, redeemable; authorized 3,000,000 shares; issued and outstanding 2,058,333 shares; aggregate liquidation preference of $2,470,000	2,466,506	2,465,700
Series C convertible preferred stock, redeemable; authorized 3,000,000 shares; issued and outstanding 2,793,296 shares; aggregate liquidation preference of $6,500,000	6,490,824	6,488,707
Series D convertible preferred stock, redeemable; authorized 4,000,000 shares; issued and outstanding 3,308,271 shares; aggregate liquidation preference of $28,233,331	21,254,841	21,082,887

Total mandatorily redeemable securities	30,956,897	30,780,802
Stockholders’ deficit:
Common stock, no par value; authorized 20,000,000 shares; 5,139,591 and 4,858,124 shares issued at 2003 and 2002, respectively; 4,375,189 and 4,093,722 shares outstanding at 2003 and 2002, respectively	4,704,866	4,690,619
Additional paid-in capital	150,803	326,898
Accumulated deficit, including other comprehensive loss of $114,811 and $118,652 in 2003 and 2002, respectively	(33,367,872)	(32,697,083)
Treasury stock, at cost; 764,402 shares	(2,293,206)	(2,293,206)

Total stockholders’ deficit	(30,805,409)	(29,972,772)

Total liabilities, mandatorily redeemable securities and stockholders’ deficit	$5,326,826	$5,974,180

See accompanying notes to unaudited consolidated financial statements.

SYNCHROLOGIC, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

Six months ended June 30, 2003 and 2002

(Unaudited)

	2003	2002
Revenues:
Software license fees	$2,540,024	$2,175,803
Services fees	3,209,685	1,752,271

Total revenues	5,749,709	3,928,074

Costs of revenues:
Software license fees	26,858	26,851
Services fees	1,014,583	1,639,758

Total costs of revenues	1,041,441	1,666,609

Gross profit	4,708,268	2,261,465

Operating expenses:
Research and development	2,170,523	2,860,779
Sales and marketing	1,881,126	3,008,843
General and administrative	1,229,872	1,191,074

Total operating expenses	5,281,521	7,060,696

Loss from operations	(573,253)	(4,799,231)

Interest expense	(114,413)	(54,930)
Interest income	13,037	34,969

Net loss	(674,629)	(4,819,192)

Deemed dividends on preferred stock	(176,094)	(176,094)

Net loss attributable to common stockholders	$(850,723)	$(4,995,286)

Basic and diluted net loss per share attributable to common stockholders	$(0.21)	$(1.14)

Weighted average outstanding common shares used in computing basic and diluted net loss per share attributable to common stockholders	4,109,559	4,372,258

See accompanying notes to unaudited consolidated financial statements.

SYNCHROLOGIC, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Six months ended June 30, 2003 and 2002

(Unaudited)

	2003	2002
Cash flows from operating activities:
Net loss	$(674,629)	$(4,819,192)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	150,970	312,083
Accretion of original issue discount to interest expense	27,985	18,111
Provision for losses on accounts receivable	92,983	133,588
Interest forgiven on stock subscription receivable from officer	—	299,500
Changes in operating assets and liabilities:
Accounts receivable	(81,116)	1,035,321
Prepaid expenses and other current assets	(49,315)	(211,443)
Accounts payable, accrued salaries and wages, and other accrued expenses	342,622	(214,670)
Deferred revenue	(6,917)	37,510

Net cash used in operating activities	(197,417)	(3,409,192)

Cash flows from investing activities:
Purchase of property and equipment, net	(38,699)	(54,221)

Net cash used in investing activities	(38,699)	(54,221)

Cash flows from financing activities:
Proceeds from term loan payable to bank, net of issue costs	—	1,695,258
Payments on term loan payable to bank	(342,394)	—
Increase in note payable to bank, net	—	417,000
Financing costs	(12,108)	(41,765)
Proceeds from exercise of options for common stock	14,247	—
Proceeds from warrants issued	—	54,742

Net cash provided by (used in) financing activities	(340,255)	2,125,235

Effect of exchange rate changes on cash	3,841	(44,557)

Net decrease in cash and cash equivalents	(572,530)	(1,382,735)
Cash and cash equivalents at beginning of period	3,204,263	5,992,876

Cash and cash equivalents at end of period	$2,631,733	$4,610,141

Cash paid for interest expense	$87,211	$24,324

Supplemental disclosures of noncash transactions:
Accretion of preferred stock issue costs	$176,094	$176,094
Repurchase of common stock in exchange for stock subscription receivable	—	2,293,206

See accompanying notes to unaudited consolidated financial statements.

SYNCHROLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2003 and 2002

(Unaudited)

(1)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

In the opinion of management, the accompanying unaudited consolidated financial statements include all adjustments, consisting only of normal recurring items, necessary for their fair presentation in accordance with generally accepted accounting principles in the United States of America (GAAP) and have been prepared in accordance with rules and regulations of the Securities and Exchange Commission (SEC). Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements included elsewhere in this Registration Statement.

(b)	Business

The Company develops, markets, and supports comprehensive mobile and wireless infrastructure software products that mobilize enterprise software applications, automate the delivery of documents and web sites and provide mobile systems management tools for laptop and handheld computing devices. The Company’s products are designed to increase the productivity of mobile workers by giving them access to critical information wherever and whenever they need it and to lower costs of ownership of mobile computing devices by providing more efficient administration of the devices. The Company markets its products directly to business and governmental organizations, value-added resellers, and to software application vendors who integrate the Company’s software into their products for license to end users (OEM).

(c)	Liquidity

The financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred a net loss attributable to common stockholders of $850,723 for the six months ended June 30, 2003 and approximately $6.6 million for the year ended December 31, 2002. Despite historical operating losses, the Company believes it is appropriate to prepare the financial statements on a going concern basis for the following reasons:

•	The Company achieved improved operating results during the latter part of 2002 and six months ended June 30, 2003.

•	The Company had a cash balance of $2,631,733 at June 30, 2003 and had availability on its revolving line of credit of approximately $626,000 which management believes provide sufficient liquidity to fund cash needs through June 30, 2004, including operating losses, capital expenditures, and debt service requirements.

•	The Company was in compliance with its financial debt covenants as amended (see note 2) as of and for the period ended June 30, 2003, and based on its forecasts, expects to be in compliance with its financial debt covenants through June 30, 2004. Additionally, based on its forecasts, the Company expects to have sufficient liquidity to meet all debt and capital expenditure requirements as they become due and payable.

SYNCHROLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

June 30, 2003 and 2002

(Unaudited)

Historically, the Company has funded its operating losses through the sale of redeemable preferred stock. The holders of such stock can call for redemption of the preferred shares by the Company in August 2005, if not converted prior to that date. Management believes the Company has sufficient liquidity to meet its obligations through June 2004.

(d)	Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

(e)	Revenue Recognition

Software license fees consist of revenue derived from the licensing of software to business and governmental organizations and royalty fees from OEM’s. The Company recognizes revenue in accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) No. 97-2, Software Revenue Recognition. For arrangements with multiple elements, and for which vendor specific objective evidence (VSOE) of fair value exists for the undelivered elements, revenue is recognized for the delivered elements based upon the residual method in accordance with SOP No. 98-9, Modifications of SOP 97-2 with Respect to Certain Transactions. License revenue is recognized when the license agreement is signed, the license fees are fixed and determinable, delivery of the software has occurred, and collectibility of fees is considered probable. Revenue is deferred when an arrangement calls for future delivery of products or services for which the Company has not established VSOE to allocate a portion of the fee to the undelivered element. In such cases, revenue is recognized when the undelivered elements or services are delivered or performed. When undelivered elements consist of development services for features or functionality that are essential to the operation of the Company’s software, associated fees are recognized using the percentage-of-completion method of accounting. Royalty revenue from OEM’s is recognized when reported to the Company by the OEM’s and all applicable revenue recognition criteria are met. The Company often requires payment of a nonrefundable royalty fee in arrangements with OEM’s. In such cases, revenue is recognized when the license agreement is signed, the license fees are fixed and determinable, delivery of the software has occurred, and collectibility of the fees is considered probable. Arrangements with OEM’s which involve significant future obligations of the Company are generally recognized as such obligations are fulfilled and associated fees are earned and payable.

Services revenue consists of fees from professional services associated with the Company’s software including maintenance, customer support, consulting, and training. Maintenance, which includes updates and upgrades of the Company’s software, and customer support fees are recognized as revenue ratably over the period of the service agreement, which is generally one year in length. Revenue from consulting and training services are recognized as the services are performed. When arrangements with customers involve a combination of software and service elements, the associated elements are unbundled and fees are allocated to individual elements based upon VSOE of fair value and recognized as revenue in accordance with the practices set forth above.

SYNCHROLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

June 30, 2003 and 2002

(Unaudited)

Deferred revenue in the accompanying consolidated balance sheets represents payments received from customers or billings invoiced to customers in advance of revenue recognition.

(f)	Stock-Based Compensation

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including Financial Accounting Standards Board (FASB) Interpretation No. 44, Accounting for Certain Transactions Involving Stock-Based Compensation an Interpretation of APB Opinion No. 25, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Statement of Financial Accounting Standard (SFAS) No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123. This statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements. Certain disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in these notes to unaudited consolidated financial statements.

As permitted by SFAS No. 123, the Company applies the provisions of APB Opinion No. 25 in accounting for its stock option plans and, accordingly, no additional compensation cost has been recognized for its stock options in the accompanying financial statements. Had the Company determined compensation cost based on the fair value at the grant date, the Company’s pro forma net loss and pro forma net loss per share attributable to common stockholders would have been as follows:

	Six Months Ended June 30,
	2003	2002
Historical net loss attributable to common stockholders	$(850,723)	$(4,995,286)
Deduct:
Total stock-based compensation expense determined under fair value based method for all awards	(28,149)	(23,434)

Pro forma net loss attributable to common stockholders	$(878,872)	$(5,018,720)

Reported basic and diluted net loss per share
attributable to common stockholders	$(0.21)	$(1.14)

Pro forma basic and diluted net loss per share
attributable to common stockholders	$(0.21)	$(1.16)

SYNCHROLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

June 30, 2003 and 2002

(Unaudited)

(g)	Segment and geographic reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, established standards for reporting information about operating segments in a company’s financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company operates in one industry segment: synchronization software and services.

The Company operates in two geographic regions: the Americas (United States, Canada and Latin America) and EMEA (Europe, Middle East and Africa). The following represents revenues and long-lived assets, net, by geographical region:

	Americas	EMEA	Total
As of and Six Months Ended June 30, 2003
Revenues	$5,059,874	$689,835	$5,749,709
Long-lived assets, net	331,803	5,687	337,490

As of and Six Months Ended June 30, 2002
Revenues	$3,636,073	$292,001	$3,928,074
Long-lived assets, net	687,813	67,942	755,755

(h)	Net Loss per Share Attributable to Common Stockholders

Basic net loss per share attributable to common stockholders is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Diluted net loss per share attributable to common stockholders is computed giving effect to all potentially dilutive securities including options, warrants, and redeemable convertible preferred stock. Potentially dilutive securities are excluded from the computation of diluted net loss per share if their effect is antidilutive. For the six month periods ended June 30, 2003 and 2002, basic net loss per share attributable to common stockholders is the same as diluted net loss per share attributable to common stockholders because all potentially dilutive securities were antidilutive in computing diluted net loss per share attributable to common stockholders for these periods.

Options and warrants to acquire 524,759, and 270,495 shares of common stock during the six months ended June 30, 2003 and 2002, respectively, were outstanding but not included in the calculation of weighted average shares outstanding because the option and warrant exercise prices were higher than the average market price of the Company’s common stock during those periods. In addition, diluted net loss per share attributable to common stockholders excludes the potentially dilutive effect of options and warrants to purchase approximately 1,980,248 and 367,412 shares of the Company’s common stock during the six months ended June 30, 2003 and 2002, respectively, as the Company incurred losses and their inclusion would have been anti-dilutive.

(i)	Recent Accounting Pronouncements

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for restructuring and similar

SYNCHROLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

June 30, 2003 and 2002

(Unaudited)

costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. SFAS No. 146 is effective for restructuring activities initiated after December 31, 2002. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue No. 94-3, a liability for an exit cost was recognized at the date of the commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The Company adopted the provisions of SFAS No. 146 effective January 1, 2003. The adoption of this standard did not have any impact on the Company’s consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN No. 45 requires disclosure about the guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN No. 45 are effective for financial statements of annual periods ending after December 15, 2002. The Company’s software license agreements do not provide indemnification for any third party performance. The adoption of this standard has not had an impact on the Company’s consolidated financial statements.

In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Synchrologic does not expect the adoption of EITF Issue No. 00-21 to have a material impact on its financial position or results of operations.

In December 2002, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure.” SFAS No. 148 amended SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. It also requires additional disclosures about the effects on reported net income of an entity’s accounting policy with respect to stock-based employee compensation. Synchrologic has elected to adopt the transition and disclosure requirements of SFAS No. 148 which are effective for fiscal years ending after December 15, 2002 and has elected to continue to account for employee stock options under Accounting Principles Board (“APB”) Opinion No. 25. The interim disclosure requirements are effective for interim periods commencing after December 15, 2002.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities. This interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition of consolidation does not apply. This interpretation focuses on financial interests that indicate control. Variable interests may arise from financial instruments, service contracts, nonvoting ownership interests and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities and the results of operations of the variable

SYNCHROLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

June 30, 2003 and 2002

(Unaudited)

interest entity in its financial statements. This interpretation applies immediately to variable interest entities that are created after or for which control is obtained after January 31, 2003. For variable interest entities created prior to February 1, 2003, the provisions would be applied effective July 1, 2003. As of June 30, 2003, the Company had no interest in an entity which would qualify as a variable interest entity. As a result, the adoption of this interpretation did not have an impact on the Company’s consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which is effective for the Company beginning January 1, 2004. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity. The Company has not determined the impact of SFAS No. 150 on its 2004 consolidated financial statements.

(2)	Bank Credit Facility

On April 2, 2002, the Company entered into a credit facility agreement (Credit Agreement) with a bank providing borrowings of up to $4.25 million under a term loan and revolving line of credit.

The Company borrowed $1,750,000 under the term loan component of the facility at closing. Borrowings under the term loan bear interest at a fixed rate of 8% per annum. Under the term loan, the Company must make monthly interest only payments of $11,667 during the first nine months of the term. Thereafter, the Company must make monthly principal and interest payments of $79,147 beginning February 5, 2003 through the term loan’s maturity date of January 5, 2005. The principal portion of the term loan is due as follows: $767,536 in 2003, $903,840 in 2004, and $78,624 in 2005. The Company has recorded $54,742 of the proceeds borrowed under the term loan as original issue discount which reflects warrants to purchase 21,000 shares of the Company’s Series D Preferred stock issued to the lender under the Credit Agreement. The exercise price of each warrant share is the lower of $6.65 or the price of the Company’s next round of equity financing. The warrants expire in April 2012.

The revolving line of credit portion of the facility (Revolver) provides the Company with a borrowing capacity of up to $2,500,000 and matured on April 1, 2003. Borrowings under the Revolver are limited to a percentage of eligible accounts receivable, as defined in the Credit Agreement. Interest on borrowings under the Revolver is payable monthly at a variable rate of interest based on the lender’s prime rate plus 0.75% and was 5.00% at June 30, 2003 and December 31, 2002, respectively. At June 30, 2003 and December 31, 2002, borrowings outstanding under the Revolver were $817,000 and the Company had unused borrowing capacity of approximately $626,000 and $831,000, respectively.

Effective April 1, 2003, the Company renewed its revolving line of credit with a bank for a one-year term. Initially, borrowings under the renewed revolving line of credit bear interest at the greater of: (a) 0.75% plus the bank’s prime rate; or (b) 4.25%. The interest rate on borrowings decreases to 0.5% plus the bank’s prime rate upon the Company receiving $3 million in equity financing and decreases to the bank’s prime rate upon the Company achieving positive net income for a calendar quarter. As part of the renewal, the Company issued a warrant for 10,000 shares of Series D Preferred stock to the lender. The bank will waive its right to 5,000 shares under the warrant if the Company raises $3 million in equity financing prior to September 30, 2003 on terms acceptable to the bank. The exercise price of each warrant share is the lower of $6.65 or the price of the Company’s next round of equity financing. The warrants expire in April 2013. All other terms and conditions of the revolving loan agreement are substantially the same as the previous agreement.

SYNCHROLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

June 30, 2003 and 2002

(Unaudited)

Borrowings under the Credit Agreement are secured by all of the Company’s assets. Also, the Company is required to maintain its cash and investment accounts with the lender but may hold up to $1 million of cash and investments at other credit worthy financial institutions. In addition, the Credit Agreement requires that the Company maintain compliance with certain financial and other covenants. The financial covenants under the Credit Agreement prohibit the Company from exceeding certain maximum net loss amounts and require a minimum monthly quick ratio as defined in the Credit Agreement. During 2002, the Company was in violation of the covenant for net loss amounts and subsequently cured such violation through an amendment of the Credit Agreement. As of June 30, 2003, the Company was in compliance with all financial and other covenants under the Credit Agreement.

(3)	Stock Option Exchange Program

In July 2002, the Company offered a voluntary stock option exchange program, which allowed employees, at their election, to forfeit a portion or all of their unexercised stock options effective July 15, 2002 and receive, no sooner than six months and one day after July 15, 2002, new options to purchase the same number of shares underlying the options forfeited in the program. In order to receive new options in exchange for forfeited options, a participant in the program must be employed by the Company on the date the new options are issued. Under the program, the exercise price of the newly issued options will be fair value as determined on the issue date of the new options. The vesting periods for the new options remained the same as the forfeited option grants. Unexercised options to acquire 895,033 shares with a weighted average exercise price of $4.63 per share were forfeited and are eligible to receive an equivalent number of option shares as part of the program.

Effective February 28, 2003, the Company completed its stock option exchange program for employees by issuing options to purchase 895,033 common shares to employee participants in exchange for the option shares forfeited under the program. The exercise price of the newly issued shares is $0.05 per share, representing the fair value on that date.

(4)	Litigation

On December 5, 2002, a competitor of the Company filed a lawsuit in the United States District Court of Northern California alleging the Company had infringed certain patents held by the competitor. The lawsuit seeks an injunction against the Company from selling products that are alleged to infringe the plaintiff’s patents and unspecified damages and attorney’s fees. On February 14, 2003, the Company responded to the suit denying infringement and challenging the validity and enforceability of the asserted patents and, in addition, filed counterclaims against the plaintiff. The Company believes that the case is without merit, that there are good grounds to support defenses with respect to this action, and therefore intends a vigorous defense of the claims; however, this matter is in its early stages and litigation is inherently uncertain. As a result, the Company is unable to predict the ultimate outcome of this matter. The Company has not reflected any amounts in the financial statements related to this matter (see note 6).

(5)	Concentrations of Credit Risk

(a)	Financial Instruments

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. Cash balances are

SYNCHROLOGIC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

June 30, 2003 and 2002

(Unaudited)

held at four credit worthy financial institutions, but the balances maintained in the United States routinely exceed federally insured amounts. Credit is extended to customers without requiring collateral and often times receivables from only a few customers comprise a significant portion of the total accounts receivable balance. Management regularly performs credit evaluations on potential customers and sets credit limits and payment terms accordingly.

(b)	Major Customers

During the six months ended June 30, 2003, revenue from three customers represented approximately 26%, 21% and 11% of total revenues. At June 30, 2003, accounts receivable from two customers represented approximately 43% and 30% of accounts receivable, net.

During the six months ended June 30, 2002, revenue from two customers represented approximately 20% and 18% of total revenue. At June 30, 2002, accounts receivable from one customer represented approximately 35% of accounts receivable, net.

(6)	Subsequent Events

On September 12, 2003, the Company entered into an Agreement and Plan of Merger (Merger Agreement) with Pumatech, Inc. (PUMA) under which the Company will merge into and become a wholly-owned subsidiary of PUMA (Merger). The Merger is conditioned upon, among other things, approval by a majority of the shareholders of both PUMA and the Company. Under the Merger Agreement, shareholders of the Company will receive a maximum of 19.8 million or a minimum of 16.2 million shares of PUMA common stock, subject to adjustment based upon the average closing price of PUMA’s common stock for the thirty trading days immediately preceding the closing date of the Merger. As part of the Merger Agreement, the lawsuit filed by PUMA against the Company alleging patent infringement has been dismissed without prejudice (see note 4), all outstanding stock options of the Company shall become fully vested on the date of closing of the Merger and the Company entered into a license and distribution agreement with PUMA under which PUMA will resell the Company’s products. The acceleration of vesting of the Company’s outstanding stock options will result in a charge of approximately $2.4 million in the Company’s consolidated financial statements effective with the closing of the Merger.

In September and October 2003, the Company entered into warrant termination agreements with the holders of all of the outstanding warrants for the Company’s Series D redeemable convertible preferred stock and common stock. Under the warrant termination agreements, the Company has agreed to pay an aggregate of $112,249 for the repurchase of 224,495 warrants.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by the registrant in connection with the sale and distribution of the shares of common stock being registered. Selling commissions and brokerage fees and any applicable transfer taxes and fees and disbursements of counsel for the selling stockholders are payable individually by the selling stockholders. All amounts shown are estimates except the SEC registration fee.

Amount To be Paid
SEC registration fee	$607
Legal fees and expenses	15,000
Accounting fees and expenses	20,000
Transfer agent fees	1,000
Miscellaneous expenses	4,000

Total	$40,607

Item 15. Indemnification of Directors and Officers

As permitted by the Delaware General Corporation Law, we have included in our certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to certain exceptions. In addition, our bylaws provide that we are required to indemnify our officers and directors under certain circumstances, including the circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified. We have entered into indemnification agreements with our officers and directors containing provisions that are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require us, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors’ and officers’ insurance if available on reasonable terms. We believe that our charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We understand that the staff of the Securities and Exchange Commission is of the opinion that statutory charter and contractual provisions as are described above have no effect on claims arising under the federal securities law.

In connection with this offering, the selling stockholders have agreed to indemnify Pumatech, its directors and officers and each such person who controls Pumatech, against any and all liability arising from inaccurate information provided to Pumatech by the selling stockholders and contained herein.

Item 16. Exhibits

Exhibit Number		Description of Exhibit

2.3	*	Asset Purchase Agreement by and among Pumatech, Inc., Spontaneous Technology dated July 30, 2003

2.4	*	Amendment No. 1 to Asset Purchase Agreement by and among Pumatech, Inc. and Spontaneous Technology, Inc. dated September 17, 2003

5.1		Opinion of Heller Ehrman White & McAuliffe LLP

23.1		Consent of PricewaterhouseCoopers LLP, independent accountants for Pumatech, Inc.

23.2		Consent of PricewaterhouseCoopers LLP, independent accountants for Spontaneous Technology, Inc.

23.3		Consent of PricewaterhouseCoopers LLP, independent accountants for Starfish Software, Inc.

23.4		Consent of KPMG LLP, independent accountants for Synchrologic, Inc.

23.5		Consent of Counsel (included in Exhibit 5.1)

24.1		Power of Attorney (reference is made to the signature page)

*	Incorporated herein by reference to the registrant’s Current Report on Form 8-K filed October 2, 2003

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 15 above or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on the 3rd day of November 2003.

PUMATECH, INC

By:	/s/ WOODSON HOBBS

Woodson Hobbs President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, Woodson Hobbs and Keith Kitchen, and each of them, as his or her attorney-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and any and all registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, in connection with or related to the offering contemplated by this Registration Statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys-in-fact, or any of them, or his or their substitute or substitutes to any and all amendments to said Registration Statement.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ WOODSON HOBBS Woodson Hobbs	President, Chief Executive Officer and Director (Principal Executive Officer)	November 3, 2003

/s/ J. KEITH KITCHEN J. Keith Kitchen	Vice President of Finance and Administration and Chief Accounting Officer (Principal Financial and Accounting Officer)	November 3, 2003

/s/ MICHAEL M. CLAIR Michael M. Clair	Chairman of the Board	November 3, 2003

/s/ MICHAEL J. PRAISNER Michael J. Praisner	Director	November 3, 2003

/s/ KIRSTEN BERG-PAINTER Kirsten Berg-Painter	Director	November 3, 2003

PUMATECH, INC.

INDEX TO EXHIBITS

Exhibit Number		Description of Exhibit

2.3	*	Asset Purchase Agreement by and among Pumatech, Inc., Spontaneous Technology dated July 30, 2003

2.4	*	Amendment No. 1 to Asset Purchase Agreement by and among Pumatech, Inc. and Spontaneous Technology, Inc. dated September 17, 2003

5.1		Opinion of Heller Ehrman White & McAuliffe LLP

23.1		Consent of PricewaterhouseCoopers LLP, independent accountants for Pumatech, Inc.

23.2		Consent of PricewaterhouseCoopers LLP, independent accountants for Spontaneous Technology, Inc.

23.3		Consent of PricewaterhouseCoopers LLP, independent accountants for Starfish Software, Inc.

23.4		Consent of KPMG LLP, independent accountants for Synchrologic, Inc.

23.5		Consent of Counsel (included in Exhibit 5.1)

24.1		Power of Attorney (reference is made to the signature page)

*	Incorporated herein by reference to the registrant’s Current Report on Form 8-K filed October 2, 2003